Exhibit 99.3

Manulife Financial Corporation

Consolidated Financial Statements

For the year ended December 31, 2008

Consolidated Financial Statements

Table Of Contents

3	Responsibility for Financial Reporting

4	Appointed Actuary’s Report to the Shareholders

4	Independent Auditors’ Report to the Shareholders

5	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

6	Consolidated Balance Sheets

7	Consolidated Statements of Operations

8	Consolidated Statements of Equity

9	Consolidated Statements of Comprehensive Income

10	Consolidated Statements of Cash Flows

11	Segregated Funds Consolidated Statements of Net Assets

11	Segregated Funds Consolidated Statements of Changes in Net Assets

12	Notes to Consolidated Financial Statements

2	2008 Annual Report

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 17, 2009

2008 Annual Report	3

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2008 and 2007 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Simon Curtis, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 17, 2009

Independent Auditors’ Report to the Shareholders

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2008 and 2007 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2008 and 2007 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 17, 2009

4	2008 Annual Report

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2008 and 2007 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 17, 2009

2008 Annual Report	5

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2008	2007
Assets
Invested assets (note 4)
Cash and short-term securities	$17,269	$12,354
Securities
Bonds	83,148	72,831
Stocks	8,354	11,134
Loans
Mortgages	30,963	26,061
Private placements	25,705	21,591
Policy loans	7,533	5,823
Bank loans	2,384	2,182
Real estate	7,274	5,727
Other investments	4,871	3,597
Total invested assets	$187,501	$161,300

Other assets
Accrued investment income	$1,760	$1,414
Outstanding premiums	799	672
Goodwill (note 21)	7,929	6,721
Intangible assets (note 5)	1,866	1,573
Derivatives (note 6)	7,883	2,129
Miscellaneous	3,287	2,649
Total other assets	$23,524	$15,158
Total assets	$211,025	$176,458
Segregated funds net assets	$165,380	$175,544

Liabilities and Equity
Policy liabilities (note 7)	$146,059	$124,422
Deferred realized net gains	127	107
Bank deposits	12,210	10,008
Consumer notes (note 9)	1,876	2,085
Long-term debt (note 10)	3,689	1,820
Future income tax liability (note 11)	1,969	2,456
Derivatives (note 6)	6,389	1,866
Other liabilities	7,360	6,203
	$179,679	$148,967
Liabilities for preferred shares and capital instruments (note 12)	3,674	3,010
Non-controlling interest in subsidiaries (note 13)	217	146
Equity
Participating policyholders’ equity	62	82
Shareholders’ equity
Preferred shares (note 14)	638	638
Common shares (note 14)	16,157	14,000
Contributed surplus	160	140
Retained earnings	13,079	14,388
Accumulated other comprehensive income (loss) on available-for-sale securities	(529)	1,327
on cash flow hedges	(317)	(36)
on translation of net foreign operations	(1,795)	(6,204)
Total equity	$27,455	$24,335
Total liabilities and equity	$211,025	$176,458
Segregated funds net liabilities	$165,380	$175,544

The accompanying notes are an integral part of these consolidated financial statements.

Dominic D’Alessandro	Gail Cook-Bennett
President and Chief Executive Officer	Chair of the Board of Directors

6	2008 Annual Report

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2008	2007
Revenue
Premium income	$23,252	$19,744
Investment income (note 4)
Investment income	8,094	9,523
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes	(3,796)	818
Other revenue	5,453	5,496
Total revenue	$33,003	$35,581
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$6,539	$6,104
Maturity and surrender benefits	8,767	8,111
Annuity payments	3,034	3,098
Policyholder dividends and experience rating refunds	1,518	1,556
Net transfers to segregated funds	1,563	952
Change in actuarial liabilities (note 7)	780	390
General expenses	3,546	3,387
Investment expenses (note 4)	943	983
Commissions	4,235	4,056
Interest expense (note 4)	1,187	1,032
Premium taxes	280	248
Non-controlling interest in subsidiaries	34	58
Total policy benefits and expenses	$32,426	$29,975
Income before income taxes	$577	$5,606
Income taxes (note 11)	(80)	(1,377)
Net income	$497	$4,229
Loss attributed to participating policyholders	$20	$73

Net income attributed to shareholders	$517	$4,302
Preferred share dividends	(30)	(30)
Net income available to common shareholders	$487	$4,272

Weighted average number of common shares outstanding (in millions)	1,502	1,522
Weighted average number of diluted common shares outstanding (in millions)	1,512	1,537

Basic earnings per common share	$0.32	$2.81
Diluted earnings per common share (note 16)	$0.32	$2.78
Dividends per common share	$1.00	$0.88

The accompanying notes are an integral part of these consolidated financial statements.

2008 Annual Report	7

Consolidated Statements of Equity

For the years ended December 31,

(Canadian $ in millions)	2008	2007
Participating policyholders’ equity
Balance, January 1	$82	$142
Cumulative effect of adopting new accounting policy for financial instruments, net of income taxes of $2	–	13
Loss for the year	(20)	(73)
Balance, December 31	$62	$82

Preferred shares
Balance, January 1 and December 31	$638	$638

Common shares
Balance, January 1	$14,000	$14,248
Issued on exercise of stock options and deferred shared units and acquisition of subsidiary (note 14)	50	275
Issued by private placement and public offering, net (note 14)	2,208	–
Purchase and cancellation (note 14)	(101)	(523)
Balance, December 31	$16,157	$14,000

Contributed surplus
Balance, January 1	$140	$125
Redemption of preferred shares issued by a subsidiary (note 13)	–	3
Exercise of stock options	(7)	(24)
Stock option expense (note 16)	24	20
Tax benefit of stock options exercised	3	16
Balance, December 31	$160	$140

Shareholders’ retained earnings
Balance, January 1	$14,388	$13,512
Cumulative effect of adopting new accounting policy for:
Financial instruments, net of income taxes of $357	–	(176)
Leveraged leases, net of income taxes of $77	–	(157)
Net income attributed to shareholders	517	4,302
Preferred share dividends	(30)	(30)
Common share dividends	(1,494)	(1,341)
Purchase and cancellation of common shares (note 14)	(302)	(1,722)
Balance, December 31	$13,079	$14,388

Accumulated other comprehensive (loss) income
Balance, January 1	$(4,913)	$(3,009)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	–	1,741
Other comprehensive income (loss)	2,272	(3,645)
Balance, December 31	$(2,641)	$(4,913)
Total of shareholders’ retained earnings and AOCI	$10,438	$9,475
Total equity	$27,455	$24,335

The accompanying notes are an integral part of these consolidated financial statements.

8	2008 Annual Report

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(Canadian $ in millions)	2008	2007

Net income attributed to shareholders	$517	$4,302
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities Unrealized losses arising during the year	$(1,952)	$(119)
Reclassification of realized (gains) losses and impairments (recoveries) to net income	96	(315)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized losses arising during the year	(355)	(11)
Recognition of realized losses (gains) to net income	74	(5)

Change in unrealized currency translation gains (losses) of self-sustaining foreign operations
On translating financial statements	5,156	(3,419)
On hedges	(747)	224
Total other comprehensive income (loss)	$2,272	$(3,645)
Total comprehensive income attributed to shareholders	$2,789	$657

Income taxes included in components of Other Comprehensive Income (Loss)

For the years ended December 31,

(Canadian $ in millions)	2008	2007
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities Income tax (recovery) expense from unrealized gains/losses arising during the year	$(805)	$2
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	88	(72)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges Income tax (recovery) expense from unrealized gains/losses arising during the year	(204)	(6)
Income tax recovery (expense) related to reclassification of realized gains/losses to net income	40	(3)

Change in unrealized currency translation gains/losses of self-sustaining operations Income tax (recovery) expense on hedges	(305)	121
Total income tax expense (recovery)	$(1,186)	$42

The accompanying notes are an integral part of these consolidated financial statements.

2008 Annual Report	9

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2008	2007
Operating activities
Net income	$497	$4,229
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional products	3,853	2,544
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(250)	(208)
Accretion of discount	(327)	(302)
Other amortization	283	281
Net realized and unrealized losses (gains) including impairments	4,708	(1,078)
Changes in fair value of consumer notes	(22)	29
Future income tax expense	(237)	928
Stock option expense	24	20
Non-controlling interest in subsidiaries	34	52
Net income adjusted for non-cash items	$8,563	$6,495
Changes in policy related and operating receivables and payables	(641)	665
Cash provided by operating activities	$7,922	$7,160

Investing activities
Purchases and mortgage advances	$(49,567)	$(53,309)
Disposals and repayments	41,859	52,745
Amortization of premium	500	574
Changes in investment broker net receivables and payables	18	(65)
Net cash (decrease) increase from purchase of subsidiaries	(16)	125
Cash (used in) provided by investing activities	$(7,206)	$70

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$1,046	$(1)
Issue of long-term debt, net	3,916	1
Repayment of long-term debt	(1,611)	(4)
Repayment of capital instruments	–	(570)
Net redemptions in John Hancock Fixed Products institutional products	(3,073)	(2,154)
Bank deposits, net	2,134	2,164
Consumer notes matured, net	(703)	(434)
Redemption of preferred shares issued by a subsidiary (note 13)	–	(89)
Shareholder dividends	(1,524)	(1,371)
Funds borrowed (repaid), net	34	(10)
Purchase and cancellation of common shares	(403)	(2,245)
Common shares issued, net	2,254	130
Cash provided by (used in) financing activities	$2,070	$(4,583)

Cash and short-term securities
Increase during the year	$2,786	$2,647
Currency impact on cash and short-term securities	2,138	(1,109)
Balance, January 1	11,866	10,328
Balance, December 31	$16,790	$11,866

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$12,354	$10,901
Fair value adjustment, January 1, 2007	–	(3)
Net payments in transit, included in other liabilities	(488)	(570)
Net cash and short-term securities, January 1	$11,866	$10,328

End of year
Gross cash and short-term securities	$17,269	$12,354
Net payments in transit, included in other liabilities	(479)	(488)
Net cash and short-term securities, December 31	$16,790	$11,866

The accompanying notes are an integral part of these consolidated financial statements.

10	2008 Annual Report

Segregated Funds Consolidated Statements of Net Assets

As at December 31, (Canadian $ in millions)	2008	2007
Investments, at market value
Cash and short-term securities	$5,172	$4,025
Bonds	10,861	9,591
Stocks and mutual funds	145,422	159,628
Other investments	4,773	3,961
Accrued investment income	90	75
Other liabilities, net	(938)	(1,736)
Total segregated funds net assets	$165,380	$175,544

Composition of segregated funds net assets:
Held by policyholders	$164,755	$174,977
Held by the Company	272	249
Held by other contract holders (note 1(e))	353	318
Total segregated funds net assets	$165,380	$175,544

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31, (Canadian $ in millions)	2008	2007
Additions
Deposits from policyholders	$34,205	$37,227
Interest and dividends	6,671	7,483
Net transfers from general fund	1,563	952
Currency revaluation	33,792	(23,640)
Total additions	$76,231	$22,022

Deductions
Payments to policyholders	$19,016	$20,738
Net realized and unrealized investment losses (gains)	64,701	(3,997)
Management and administrative fees	2,678	2,674
Total deductions	$86,395	$19,415

Net (deductions) additions for the year	$(10,164)	$2,607
Segregated funds net assets, January 1	175,544	172,937
Segregated funds net assets, December 31	$165,380	$175,544

The accompanying notes are an integral part of these consolidated financial statements.

2008 Annual Report	11

Notes to Consolidated Financial Statements

Table Of Contents

13	Nature of Operations and Significant Accounting Policies
17	Changes in Accounting Policies
17	Future Accounting and Reporting Changes
17	Invested Assets and Investment Income
21	Intangible Assets
21	Derivative and Hedging Instruments
23	Policy Liabilities
28	Risk Management
34	Consumer Notes
34	Long-Term Debt
35	Income Taxes
36	Liabilities for Preferred Shares and Capital Instruments
37	Non-Controlling Interest in Subsidiaries
38	Share Capital
38	Capital Management
39	Stock-Based Compensation
41	Employee Future Benefits
44	Variable Interest Entities
46	Commitments and Contingencies
48	Fair Value of Financial Instruments
49	Segmented Information
51	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
65	Subsequent Event
65	Comparatives

12	2008 Annual Report

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    ^     Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the determination of policy liabilities, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes, impairment testing of goodwill and intangible assets and assessment of variable interest entities (“VIEs”). Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies and any VIEs where MFC is considered to be the primary beneficiary. As outlined in note 18, certain VIEs are consolidated into the general fund and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. General fund inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s net assets and financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading under the fair value option or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses on AFS bonds are recognized in income on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses on AFS stocks are recognized in income on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value.

Mortgages are classified as loans and are carried at amortized cost less repayments and provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows; the fair value of collateral security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

2008 Annual Report	13

Private placements include corporate loans for which there is no active market. These are classified as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured by discounting the expected future cash flows at the effective interest rates inherent in the loans; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases. The carrying value of leveraged leases is calculated by accruing income at the lease’s expected internal rate of return in accordance with the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), EIC 46 “Leveraged Leases”.

Policy loans are classified as loans with a carrying value equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal minus provision for credit losses, if any.

Once established, provisions for impairment of private placements, mortgages and bank loans are reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, any allowance is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Income is recognized on bonds and loans using the accrual basis. Premiums and discounts are amortized over the life of the underlying investment using the effective yield method.

The Company records purchases and sales of invested assets on a trade date basis.

Real estate investments are carried on a “move to market” basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are also deferred and brought into income at three per cent per quarter. Specific properties are immediately written down to market value, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains and losses) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Other investments are accounted for using the equity method when the Company has the ability to exercise significant influence or the cost method when significant influence does not exist.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets acquired. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

d)	Miscellaneous assets

Miscellaneous assets include prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. The funds are presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Otherwise the VIE is consolidated into the general fund. Non-controlling interests in VIEs consolidated into segregated funds are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company provides minimum guarantees on certain individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund.

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).

14	2008 Annual Report

g)	Financial instruments accounted for as liabilities

The Company issues a variety of financial instruments classified as liabilities, including consumer notes, notes payable, term notes, senior debentures, subordinate notes, surplus notes and preferred shares all of which are subject to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The Company has elected Section 3855’s fair value option for consumer notes, which are carried at fair value with changes in fair value recorded in interest expense. Consumer notes’ issuance costs are expensed on issuance. The Company has elected to record other financial instruments classified as liabilities at their amortized cost, with issuance costs deferred and amortized over the lives of the liabilities.

h)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

i)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses from net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI.

j)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16.

The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of the Company’s shares. The change in the value of restricted share units and deferred share units resulting from changes in specific performance conditions and in the Company’s market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, subject to certain conditions, MFC will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

k)	Employee future benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contribution provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States and Japan that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of the cost of these benefits is charged to income over the employees’ years of service to their dates of

2008 Annual Report	15

full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave). The estimated present value of these benefits is charged to income in the year of disability.

Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.

l)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or carried at fair value. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

When derivatives are used to hedge risks, a determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and the adjustments are amortized over the remaining term of the hedging relationship. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the unamortized balance of the cumulative adjustments to the carrying value of the hedged item continues to be amortized to investment income over the remaining term of the hedging relationship unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized. The reclassifications from AOCI are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is substantially reduced.

m)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

16	2008 Annual Report

Note 2    ^    Changes in Accounting Policies

a)	Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”. Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks. The new required disclosures are included in note 8.

b)	Financial instruments – recognition and measurement

On October 17, 2008, the CICA announced amendments to Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3862 “Financial Instruments – Disclosures”. These amendments permit companies to move certain financial assets out of categories that require fair value changes to be recognized immediately in net income. No such transfers have been effected by the Company.

Note 3    ^    Future Accounting and Reporting Changes

a)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. Section 3064 will be effective on a prospective basis for the Company’s fiscal year beginning January 1, 2009. The new section is not expected to have a material impact on the Company’s consolidated financial statements.

b)	Transition to International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises in Canada will be required to adopt IFRS as a replacement of Canadian GAAP for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is in the process of evaluating the financial statement impact of the differences between Canadian GAAP and IFRS, and assessing the first time adoption and transitional options, in order to select the most appropriate accounting policies under IFRS. Until this process is complete, the full impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Therefore, upon initial adoption of IFRS the Company will continue to measure insurance liabilities using CALM. Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore this change is not expected to have a material impact on net income.

Note 4    ^    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31, 2008	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds(2)
Canadian government & agency	7,875	2,888	–	10,763	10,763
U.S. government & agency	4,626	2,494	–	7,120	7,120
Other government & agency	5,253	1,144	–	6,397	6,397
Corporate	44,989	5,258	–	50,247	50,247
Mortgage/asset-backed securities	7,656	965	–	8,621	8,621
Stocks(2)	5,492	2,862	–	8,354	8,354
Loans
Mortgages(3)	–	–	30,963	30,963	30,703
Private placements(4)	–	–	25,705	25,705	24,270
Policy loans(5)	–	–	7,533	7,533	7,533
Bank loans(3)	–	–	2,384	2,384	2,394
Real estate(6)	–	–	7,274	7,274	9,212
Other investments(7)	–	–	4,871	4,871	5,275
Total invested assets	$76,596	$29,539	$81,366	$187,501	$188,158

2008 Annual Report	17

As at December 31, 2007	Fair value option	Available-for- sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$645	$10,098	$1,611	$12,354	$12,354
Bonds(2)
Canadian government & agency	8,384	2,673	–	11,057	11,057
U.S. government & agency	4,796	1,262	–	6,058	6,058
Other government & agency	4,068	610	–	4,678	4,678
Corporate	38,121	3,963	–	42,084	42,084
Mortgage/asset-backed securities	8,055	899	–	8,954	8,954
Stocks(2)	6,913	4,221	–	11,134	11,134
Loans
Mortgages(3)	–	–	26,061	26,061	26,071
Private placements(4)	–	–	21,591	21,591	21,573
Policy loans(5)	–	–	5,823	5,823	5,823
Bank loans(3)	–	–	2,182	2,182	2,191
Real estate(6)	–	–	5,727	5,727	7,608
Other investments(7)	–	–	3,597	3,597	4,236
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821
(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.
(2)

Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)

Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(4)

Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses. Leveraged leases are carried at values derived in accordance with leveraged lease accounting.

(5)

Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

(6)

Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $6 are included in real estate as at December 31, 2008 (2007 – $4).

(7)

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

The following table presents the carrying value and fair value of mortgages, by type of property:

Mortgages As at December 31,	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Residential	$10,863	$10,908	$8,838	$8,872
Office	5,030	4,998	3,883	3,887
Retail	6,343	6,237	5,586	5,543
Industrial	3,646	3,628	3,225	3,235
Other	5,081	4,932	4,529	4,534
Total	$30,963	$30,703	$26,061	$26,071

The carrying value of government-insured mortgages was 25% of the total mortgage portfolio as at December 31, 2008 (2007 – 21%) and the carrying value of privately-insured mortgages was 0.9% of the total mortgage portfolio as at December 31, 2008 (2007 – 1.5%).

18	2008 Annual Report

b)	Investment income

For the year ended December 31, 2008	Fair value option	Available-for-sale	Other (2)	Total	Yields(3)
Cash and short-term securities	$25	$327	$–	$352	2.9%
Bonds					(0.7)%
Interest income	3,450	572	–	4,022	5.5%
(Losses) gains(1)	(4,017)	10	–	(4,007)	(5.2)%
Impairment loss	(476)	(46)	–	(522)
Stock securities					(22.0)%
Dividend income	196	155	–	351
(Losses) gains(1)	(2,866)	205	–	(2,661)
Impairment loss	–	(321)	–	(321)
Loans
Mortgages					5.9%
Interest income	–	–	1,588	1,588
Gains(1)	–	–	45	45
Provision for loan losses, net	–	–	(19)	(19)
Private placements					4.8%
Interest income	–	–	1,200	1,200
Gains(1)	–	–	46	46
Provision for loan losses, net	–	–	(145)	(145)
Policy loans	–	–	435	435	6.8%
Bank loans					6.0%
Interest income	–	–	131	131
Recovery of loan losses, net	–	–	2	2
Real estate	–	–	634	634	11.0%
Derivatives					n/a
Interest	–	–	(88)	(88)
Gains(1)	–	–	2,866	2,866
Impairment loss	–	–	(11)	(11)
Other investments					10.1%
Interest and other income	–	–	403	403
Gains(1)	–	–	31	31
Impairment loss	–	–	(34)	(34)
Total investment income (loss)	$(3,688)	$902	$7,084	$4,298	2.6%
Interest income	$3,475	$899	$3,669	$8,043	4.9%
Dividend, rental and other income	196	155	634	985	0.6%
Impairments and provisions for loan losses (note 8)	(476)	(367)	(207)	(1,050)	(0.6)%
Realized gains (losses) on assets backing surplus	–	163	(47)	116	0.1%
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	(4,017)	–	–	(4,017)	(2.4)%
Stocks	(2,866)	52	–	(2,814)	(1.7)%
Loans	–	–	83	83	0.0%
Other investments	–	–	27	27	0.0%
Derivatives	–	–	2,925	2,925	1.7%
Total investment income (loss)	$(3,688)	$902	$7,084	$4,298	2.6%

2008 Annual Report	19

For the year ended December 31, 2007	Fair value option	Available-for-sale	Other (2)	Total	Yields (3)
Cash and short-term securities	$38	$465	$–	$503	4.9%
Bonds					5.2%
Interest income	3,451	509	–	3,960	5.3%
(Losses) gains(1)	(103)	31	–	(72)	(0.1)%
Impairment loss	(8)	(4)	–	(12)
Stock securities					11.2%
Dividend income	172	123	–	295
Gains(1)	589	432	–	1,021
Impairment loss	–	(33)	–	(33)
Loans
Mortgages					6.3%
Interest income	–	–	1,551	1,551
Gains(1)	–	–	74	74
Recovery of loan losses, net	–	–	21	21
Private placements					6.4%
Interest income	–	–	1,355	1,355
Gains(1)	–	–	103	103
Recovery of loan losses, net	–	–	2	2
Policy loans	–	–	414	414	6.8%
Bank loans					7.4%
Interest income	–	–	151	151
Real estate	–	–	605	605	11.2%
Derivatives					n/a
Interest	–	–	(64)	(64)
Gains(1)	–	–	73	73
Other investments					12.1%
Interest and other income	–	–	332	332
Gains(1)	–	–	82	82
Impairment loss	–	–	(20)	(20)
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%
Interest income	$3,489	$974	$3,739	$8,202	5.0%
Dividend, rental and other income	172	123	605	900	0.5%
Impairments and provisions for loan losses (note 8)	(8)	(37)	3	(42)	0.0%
Realized gains on assets backing surplus	–	424	39	463	0.3%
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	(103)	–	–	(103)	(0.1)%
Stocks	589	39	–	628	0.4%
Loans	–	–	174	174	0.1%
Other investments	–	–	40	40	0.0%
Derivatives	–	–	79	79	0.0%
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%
(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and move to market adjustments, derivative income as outlined in note 6 and earnings on other investments.
(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

c)	Investment and interest expenses

Investment expenses

For the years ended December 31,	2008	2007
Related to invested assets	$388	$376
Related to segregated, mutual and other funds	555	607
Total investment expenses	$943	$983

Interest expense

For the years ended December 31,	2008	2007
Interest expense on consumer notes	$107	$124
(Decrease) increase in fair value of consumer notes	(22)	29
Other interest expense	1,102	879
Total interest expense	$1,187	$1,032

20	2008 Annual Report

Note 5    ^    Intangible Assets

Intangible assets include the JHF brand name, distribution networks, fund management contracts, and other contractual rights. Finite life intangible assets are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

For the year ended December 31, 2008	Balance January 1, 2008	Additions	Purchase equation adjustment	Amortization	Change in foreign exchange rates	Balance December 31, 2008
Indefinite life
Brand	$593	$–	$–	$–	$142	$735
Fund management contracts and other	290	11	–	–	70	371
	$883	$11	$–	$–	$212	$1,106
Finite life
Distribution networks	$568	$–	$(5)	$(12)	$88	$639
Other intangible assets	122	–	–	(11)	10	121
	$690	$–	$(5)	$(23)	$98	$760
Total	$1,573	$11	$(5)	$(23)	$310	$1,866

For the year ended December 31, 2007	Balance January 1, 2007	Additions	Disposals	Amortization	Change in foreign exchange rates	Balance December 31, 2007
Indefinite life
Brand	$700	$–	$–	$–	$(107)	$593
Fund management contracts	342	–	–	–	(52)	290
	$1,042	$–	$–	$–	$(159)	$883
Finite life
Distribution networks	$524	$123	$–	$(11)	$(68)	$568
Other intangible assets	142	1	–	(13)	(8)	122
	$666	$124	$–	$(24)	$(76)	$690
Total	$1,708	$124	$–	$(24)	$(235)	$1,573

Note 6    ^    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.

Fair value of derivatives

All derivatives, including embedded derivatives, are recorded at fair value. Fair values of derivatives are determined using quoted market prices or readily available market rates where applicable. Where there is not an active market, the fair value of derivatives is determined using industry accepted valuation techniques such as discounted cash flow models and/or option pricing models, using observable market-based inputs. Valuation techniques reflect assumptions related to the timing and amount of estimated future cash flows. These assumptions incorporate the use of externally observable market inputs which include factors such as interest rate yield curves, currency exchange rates, and corresponding market-based rate and price volatility levels.

Types of derivatives

Derivatives are used by the Company to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a pre-determined future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

2008 Annual Report	21

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps and forward and future contracts to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

For the year ended December 31, 2008, the Company recognized gains of $9 (2007 – losses of $19) related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and forward agreements to hedge currency exposure on certain debt issued and uses total return swaps to hedge the variability in cash flows associated with certain stock-based compensation awards.

For the year ended December 31, 2008, the Company recognized losses of $17 (2007 – nil) related to the ineffective portion of its cash flow hedges in investment income as a result of discontinuing a hedge of future carrying costs related to an anticipated debt issuance. In addition, the Company terminated certain hedges related to outstanding restricted stock units. A loss of $97 (2007 – nil) was recognized in compensation costs as a result of the termination of these hedging relationships. The Company anticipates that net losses of approximately $16 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 28 years.

Hedges of net investments in foreign operations

The Company uses forward currency contracts to manage its foreign currency exposures to net investments in self-sustaining foreign operations. For the year ended December 31, 2008, net losses of $712 (2007 – net gains of $345) relating to hedges of investments in foreign operations were recorded in OCI.

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the securities in these portfolios are recorded at fair value. Accordingly, the changes in fair value of these derivatives and securities are recognized in investment income as they occur. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

In addition, certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value. These include reinsurance ceded contracts of $1,991 and reinsurance assumed contracts of $133. These contracts are included in policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense and claims paid on the reinsurance assumed contracts are reported as policy benefits.

The fair value of derivative instruments is summarized by hedging relationship, derivative type and term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements (see note 8):

	2008		2007
As at December 31,	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Fair value hedges	$21	$637	$160	$181
Cash flow hedges	5	593	174	150
Hedges of net investments in foreign operations	84	182	96	36
Derivatives not designated as hedges	7,773	4,977	1,699	1,499
Total	$7,883	$6,389	$2,129	$1,866

Term to maturity As at December 31, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$373	$406	$152	$6,952	$7,883
Derivative liabilities	$374	$657	$628	$4,730	$6,389

22	2008 Annual Report

	Remaining term to maturity (notional amounts)				Fair value			Credit risk equivalent(2)	Risk- weighted amount(3)
As at December 31, 2008	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts:
Swap contracts	$3,666	$15,235	$41,470	$60,371	$7,096	$(4,274)	$2,822	$3,376	$789
Futures	471	–	–	471	–	–	–	–	–
Options purchased	184	351	–	535	–	–	–	11	3
Sub-total	$4,321	$15,586	$41,470	$61,377	$7,096	$(4,274)	$2,822	$3,387	$792
Foreign exchange:
Swap contracts	2,323	4,131	6,034	12,488	730	(2,086)	(1,356)	1,811	421
Forward contracts	8,247	2	–	8,249	109	(113)	(4)	147	32
Commodity contracts	31	52	29	112	15	(1)	14	68	16
Equity contracts	1,579	82	42	1,703	12	(38)	(26)	48	11
Total(1)	$16,501	$19,853	$47,575	$83,929	$7,962	$(6,512)	$1,450	$5,461	$1,272

As at December 31, 2007
Interest rate contracts:
Swap contracts	$2,789	$11,511	$23,430	$37,730	$1,081	$(666)	$415	$918	$242
Future contracts	81	–	–	81	–	–	–	–	–
Options purchased	302	327	105	734	–	–	–	9	2
Sub-total	$3,172	$11,838	$23,535	$38,545	$1,081	$(666)	$415	$927	$244
Foreign exchange:
Swap contracts	2,815	3,401	3,304	9,520	1,025	(1,222)	(197)	952	242
Forward contracts	4,604	6	–	4,610	45	(19)	26	66	19
Equity contracts	782	112	64	958	2	(10)	(8)	51	15
Total(1)	$11,373	$15,357	$26,903	$53,633	$2,153	$(1,917)	$236	$1,996	$520

(1)	Positive fair value includes accrued interest receivable of $79 (2007 – $24) and negative fair value includes accrued interest payable of $123 (2007 – $51).

(2)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(3)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Note 7    ^    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported net of reinsurance ceded. Policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2008	2007
Gross policy liabilities	$153,169	$133,109
Impact of reinsurance ceded	(7,110)	(8,687)
Policy liabilities	$146,059	$124,422

Policy liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2008	2007
Actuarial liabilities	$138,123	$117,652
Benefits payable and provision for unreported claims	2,128	2,215
Policyholder amounts on deposit	5,808	4,555
Policy liabilities	$146,059	$124,422

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

2008 Annual Report	23

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

b)	Composition

The composition of policy liabilities by line of business and reporting segment is shown, before and after reinsurance ceded, in the table below.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2008	Participating	Non-participating
U.S. Insurance	$23,150	$16,413	$29	$14,043	$53,635	$56,405
U.S. Wealth Management	–	–	36,592	63	36,655	38,357
Canadian Division	6,661	9,569	12,780	6,161	35,171	37,251
Asia and Japan Division	13,995	2,528	1,851	318	18,692	18,783
Reinsurance Division	–	1,373	–	481	1,854	2,026
Corporate and Other	4	176	1	(129)	52	347
Total, net of reinsurance ceded	$43,810	$30,059	$51,253	$20,937	$146,059	$153,169
Total before reinsurance ceded	$44,342	$33,492	$53,006	$22,329	$153,169

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2007	Participating	Non-participating
U.S. Insurance	$20,129	$12,050	$25	$8,892	$41,096	$44,747
U.S. Wealth Management	–	–	30,599	49	30,648	31,548
Canadian Division	6,464	11,166	13,221	5,798	36,649	40,102
Asia and Japan Division	11,758	1,255	684	216	13,913	13,982
Reinsurance Division	–	1,082	–	539	1,621	1,818
Corporate and Other	–	109	32	354	495	912
Total, net of reinsurance ceded	$38,351	$25,662	$44,561	$15,848	$124,422	$133,109
Total before reinsurance ceded	$39,110	$31,096	$45,515	$17,388	$133,109

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2008, $28,817 (2007 – $25,289) of both assets and policy liabilities related to these closed blocks of participating policies.

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and other non-fixed income investments. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing policy liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s earnings wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2008 was estimated at $146,205 (2007 – $126,243).

The fair value of assets backing capital and other liabilities as at December 31, 2008 was estimated at $65,477 (2007 – $52,735).

24	2008 Annual Report

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2008	Participating	Non-participating
Assets
Bonds	$22,803	$13,349	$22,996	$7,015	$4,742	$12,243	$83,148
Stocks	3,149	1,885	130	286	318	2,586	8,354
Mortgages	4,890	3,946	9,222	3,878	8,761	266	30,963
Private placements	3,426	3,685	10,675	2,817	871	4,231	25,705
Real estate	2,213	2,337	862	1,181	522	159	7,274
Other	7,329	4,857	7,368	5,760	18,641	11,626	55,581
Total	$43,810	$30,059	$51,253	$20,937	$33,855	$31,111	$211,025

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2007	Participating	Non-participating
Assets
Bonds	$20,145	$11,986	$21,087	$5,876	$5,223	$8,514	$72,831
Stocks	3,986	2,410	273	173	545	3,747	11,134
Mortgages	3,825	3,232	8,804	3,308	6,575	317	26,061
Private placements	2,827	2,864	8,810	2,577	1,030	3,483	21,591
Real estate	2,043	1,503	529	1,136	428	88	5,727
Other	5,525	3,667	5,058	2,778	10,708	11,378	39,114
Total	$38,351	$25,662	$44,561	$15,848	$24,509	$27,527	$176,458

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
(2)	Other liabilities include non-insurance liabilities.
(3)	Capital is defined in note 15.

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

2008 Annual Report	25

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that the assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table:

	Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality assumptions are based on the Company’s internal experience as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity assumptions are based on the Company’s internal experience as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company maintains appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2008 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2008 experience was unfavourable when compared to the Company’s assumptions.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for all future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching the cash flows of assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is developed using interest rate scenario testing.

The exposure to credit losses is managed by policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2008, credit loss experience on both bonds and mortgages was unfavourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Stocks, real estate, oil and gas and other non fixed income assets are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2008, investment expense experience was unfavourable when compared to the Company’s assumptions.

Policy terminations	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company designs its products in order to minimize financial exposure to lapse and surrender risk. The Company monitors lapse and surrender experience monthly.

In aggregate, 2008 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2008 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

26	2008 Annual Report

	Nature of factor and assumption methodology	Risk management
Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 7(f)).

Provision for adverse deviation assumptions

The basic assumptions made in establishing policy liabilities reflect best estimates within a range of possible outcomes. To recognize the uncertainty in these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

These margins increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. Specific guidance is also provided for other risks such as market, credit and mortality risks. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2008	Actuarial liabilities	Other policy liabilities(1)	Policy liabilities
Balance, January 1	$117,652	$6,770	$124,422
New policies	5,457	–	5,457
Normal in-force movement	(4,177)	(216)	(4,393)
Changes in methods and assumptions	(519)	37	(482)
Currency impact	19,710	1,345	21,055
Balance, December 31	$138,123	$7,936	$146,059

For the year ended December 31, 2007

Balance, December 31, 2006	$123,416	$7,403	$130,819
Impact of adopting new accounting policies for financial instruments	7,742	7	7,749
Balance, January 1, 2007	$131,158	$7,410	$138,568
New policies	2,558	–	2,558
Normal in-force movement	(2,155)	169	(1,986)
Changes in methods and assumptions	(27)	59	32
Currency impact	(13,882)	(868)	(14,750)
Balance, December 31	$117,652	$6,770	$124,422

(1)	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.

In 2008, changes in methods and assumptions used in the determination of policy liabilities resulted in a net decrease of $482 (2007 – increase of $32) in policy liabilities. The net decrease includes a decrease of $8 (2007 – $10) to policy liabilities impacting

2008 Annual Report	27

non-controlling interest in subsidiaries, a decrease of $20 (2007 – increase of $23) to participating policyholders’ reserves, and a net decrease of $454 (2007 – increase of $19) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income increased by $454 (2007 – decreased by $19) which is reported in the Corporate and Other segment.

The changes in methods and assumptions in 2008 include a release of $518 related to mortality and expense assumptions partially offset by an increase from lapses and other policyholder behaviour assumptions. Refinements to re-investment return and scenario testing assumptions resulted in a $164 increase in policy liabilities. Other changes to valuation models and assumptions resulted in a $128 reduction in policy liabilities with a net release of excess margins in interest rate risk reserves offset by establishment of segregated fund guarantee reserves incremental to normal policy reserve accruals and an increase in reserves due to refinements of existing reserve modeling for insurance and long-term care businesses.

The changes in methods and assumptions in 2007 include an increase of $618 from a reduction in assumed ultimate re-investment rates, offset by reductions of $657 from reflecting increases in available market spreads on re-investments, and a reduction of $229 from other refinements and re-investment return and scenario testing assumptions. There was also a reduction of $168 for refinements to policy liability modeling. Updates to non-economic valuation assumptions resulted in an increase of $468. This included an increase in reserves for the explicit valuation assumptions for insurance risks, policyholder behaviour and expenses, offset by a reduction in reserves for certain reinsurance risks.

Note 8    ^    Risk Management

The Company employs an enterprise-wide approach to all risk taking and risk management activities globally. The Company’s enterprise risk management framework sets out policies and standards of practice related to governance, identification and monitoring, measurement and control and mitigation of key risks. Individual risk management strategies are in place for each specific key risk within the Company’s broad risk categories: strategic, market and liquidity (includes market price, interest rate, foreign currency and liquidity risks), credit, insurance and operational.

Market price and interest rate risk

Due to the nature of the insurance business, invested assets and insurance liabilities as well as revenues and expenses are impacted by movements in capital markets, interest rates and credit spreads. Accordingly, the Company considers these risks together in managing its asset and liability positions and ensuring that risks are properly managed. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market price, interest rates and credit spreads.

In the general fund, market price and interest rate changes may lead to asset returns that are insufficient to support product liabilities and may impact the value of assets held in the Company’s shareholders’ equity account. This level of risk is impacted by the Company’s asset allocation and the nature of embedded product guarantees and policyholder options. Interest rate risk within the general fund arises mainly from the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, and from any mismatch between the term profile of assets and liabilities. Market price and interest rate risk also arise from minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. The performance of capital markets, interest rates, inflation and general economic conditions all influence the performance of the Company’s general fund investments, including bonds, loans, publicly traded and private equities, commercial real estate, timber and agricultural lands and oil and gas investments.

Market price and interest rate risk in the general fund is managed through established policies and standards of practice that limit market price and interest rate risk exposure. Company-wide market price and interest rate risk exposure limits are established and actual positions are monitored against limits. Target asset mixes and term profiles, and risk limits are updated regularly and communicated to individual portfolio managers. Actual asset positions are periodically rebalanced to within established limits.

The market price and interest rate risk arising from the Company’s off-balance sheet products is due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital market hedging strategies and reinsurance.

In order to manage the exposure to market price and interest rate risk, the Company monitors invested assets and the liabilities which they support under three broad categories: liabilities supported with matching mandates, liabilities supported with target return mandates, and exposures arising from variable products and other managed assets. Liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations falling within the terms for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles. Liabilities supported with target return mandates include guaranteed benefit obligations falling beyond the term for which fixed income assets are generally available in the market as well as obligations related to products that generally pass through investment returns to policyholders. Assets supporting the shareholders’ equity account are generally managed under a target return mandate.

28	2008 Annual Report

The following table shows the potential impact on shareholders’ economic value of specific stress scenarios, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to the Company’s internal models. The stress scenarios are:

■	an immediate and permanent increase of one per cent in interest rates for all maturities across all markets,

■	an immediate and permanent decrease of one per cent in interest rates for all maturities across all markets, and

■	an immediate ten per cent decline in the market value of non-fixed income assets.

Impact on shareholders’ economic value arising from general fund

Shareholders’ economic value for general fund assets is calculated as the net present value of future cash flows related to existing assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax.

	1% change in interest rates		10% decline in market values(2)
As at December 31, 2008	Increase	Decrease	Equities	Real estate	Timber	Other(1)
Matching mandates
Insurance	$27	$(86)
Wealth Management	(9)	12
Total	$18	$(74)
Target return mandates
Insurance	$688	$(1,133)	$(142)	$(288)	$(67)	$(61)
Wealth Management	8	(110)	(71)	(58)	(8)	(10)
Shareholders’ equity account	(366)	470	(195)	(1)	(20)	(30)
Total	$330	$(773)	$(408)	$(347)	$(95)	$(101)

(1)	Other assets include agricultural lands and oil and gas holdings.
(2)	A 10% increase in market values of equities, real estate, timber and other assets would have the exact opposite impact to that displayed above.

Impact on shareholders’ economic value from variable products and other managed assets

Shareholders’ economic value arising from variable products, mutual funds and institutional asset management operations, is calculated as the net present value of expected after-tax cash flows related to managing these assets and/or providing guarantees discounted at market yields. The table below shows the potential impact on shareholders’ economic value of an immediate ten per cent decline and ten per cent increase in the market value of equity funds.

Change in market values as at December 31, 2008	10% Increase	10% Decrease
Market-based fees	$346	$(380)
Variable product guarantees	$634	$(800)

Guarantees are also sensitive to changes in interest rates. A one per cent increase in interest rates would improve shareholders’ economic value related to variable product guarantees by $216, while a one per cent decrease in interest rates would diminish shareholders’ economic value related to variable product guarantees by $250. Additional information about guarantees on variable annuities and segregated funds is shown in the table below.

Variable annuity and segregated fund benefit guarantees

As at December 31, 2008	Fund value(2)	Amount at risk(2)	Expected guarantee cost(3)
Maturity / income / withdrawal benefits	$65,457	$20,971
Death benefits(1)	8,965	5,838
Total	$74,422	$26,809	$(135)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
(2)

Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable.

(3)

The expected guarantee cost is the average, across all investment return scenarios, of the present value of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees.

In the latter half of 2008, volatility in the global equity markets increased dramatically and market values decreased significantly changing the Company’s exposures arising from variable annuity and segregated fund benefit guarantees.

2008 Annual Report	29

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The amount at risk at December 31, 2008 increased significantly from December 31, 2007 as a result of significant declines in fund values. Commensurate with the increase in the amount at risk, additional reserves were established in 2008 and at December 31, 2008, reserves for these liabilities amounted to $5,783 (2007 – $526).

Although these guaranteed benefits cannot be claimed currently, the accounting valuation of the guarantees is extremely sensitive to short-term changes in market levels. The potential impact on shareholders’ net income arising from variable products and general fund assets supporting policy liabilities, of an immediate ten per cent decline in equity market values was $1,554 at December 31, 2008 (2007 – $352).

Foreign currency risk

Currency risk for financial instruments arises when assets and the liabilities or target capital they support are denominated in different currencies. The Company has a policy of matching the currency of its assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets in shareholders’ equity to the liabilities they support, up to target capital levels. This policy ensures that changes to the Company’s reported shareholders’ equity are proportionate to changes in the Company’s reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity. As at December 31, 2008, the Company did not have a material unmatched currency exposure related to financial instruments.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values, or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

The Company manages its exposure to liquidity risk by ensuring that its operating and strategic liquidity levels are well above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively.

The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

Maturity of financial liabilities(1), (2)

As at December 31, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$5	$408	$2,322	$954	$3,689
Capital instruments	–	–	–	3,330	3,330
Derivative liabilities	374	657	628	4,730	6,389
Bank deposits	11,041	772	299	98	12,210
Consumer notes	459	476	185	756	1,876
Repurchase agreements	1,001	–	–	–	1,001

(1)	The amounts shown above are net of the related unamortized deferred issue costs.
(2)

Class A preferred shares, Series 1 are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. A pronounced and sustained economic downturn could result in defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in actuarial liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities. Any of the Company’s reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities the Company cedes to them could lead to an increase in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.

30	2008 Annual Report

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

Credit risk associated with derivative counterparties is discussed under the heading Derivatives later in this note.

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31, 2008
Bonds
Fair value option	$70,399
Available-for-sale	12,749
Loans
Mortgages	30,963
Private placements	25,705
Policy loans	7,533
Bank loans	2,384
Derivative assets	7,883
Accrued investment income	1,760
Other financial assets	2,152
Total	$161,528

Past due or impaired financial assets

The following table summarizes the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
Carrying value of financial assets As at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Equities and other investments	–	–	–	603
Other financial assets	–	37	37	–
Total	$802	$162	$964	$936

Impairments

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing other than temporary impairments on AFS securities and reclassifying into income the other than temporary impairment portion of unrealized losses on bonds designated as fair value option. In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities.

For the years ended December 31,	2008	2007
Bonds
Fair value option	$476	$8
Available-for-sale	46	4
Equities (public and private)	353	73
Loans and other	175	(43)
Total impairments	$1,050	$42

2008 Annual Report	31

Net impaired assets

As at December 31,	2008	2007
Net impaired assets	$936	$240
Net impaired assets as a per cent of total invested assets	0.50%	0.15%

Allowance for loan losses

For the year ended December 31,	2008			2007
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$23	$53	$76	$61	$73	$134
Provisions	23	146	169	18	37	55
Recoveries	(6)	(1)	(7)	(39)	(39)	(78)
Write-offs(1)	3	(33)	(30)	(17)	(18)	(35)
Balance, December 31	$43	$165	$208	$23	$53	$76
(1)	Includes disposals and impact of currency translation.

Securities lending

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2008, the Company had loaned securities (which are included in invested assets) with a market value of approximately $1,213 (2007 – $3,692). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

Mortgage securitization

During 2008, the Company securitized and sold insured fixed- and variable-rate commercial and residential mortgages through the creation of mortgage backed securities under the Canada Mortgage Bond Program and the Government of Canada NHA MBS Auction program. The Company will continue to service these mortgages. The following table summarizes the securitization and sales activity.

For the year ended December 31, 2008	Residential mortgages	Commercial mortgages	Total
Securitized and sold	$120	$310	$430
Net cash proceeds	117	305	422
Retained interests	6	27	33
Pre-tax gain on sale	3	22	25

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains with a particular counterparty. Derivative counterparty exposure is measured as net potential credit exposure, which takes into consideration mark-to-market values of all derivatives transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex (“CSA”) agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

As at December 31, 2008, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 62 per cent (2007 – 82 per cent). The largest single counterparty exposure as at December 31, 2008 was $100 (2007 – $170). The Company’s exposure to credit risk was mitigated by $3,521 fair value of collateral held as security as at December 31, 2008 (2007 – $881). In accordance with customary terms of CSA agreements, the Company is permitted to sell or repledge collateral held.

As at December 31, 2008, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $4,520 (2007 – $1,385). Without master netting agreements, maximum exposure to credit risk would have been $7,883 (2007 – $2,129).

Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Audit and Risk Management Committee of the Board of Directors on a regular basis.

32	2008 Annual Report

Market risk concentrations As at December 31,	2008	2007
Bonds and private placements rated as investment grade BBB or higher(1)	95%	96%
Government bonds as a per cent of total bonds	29%	30%
Government private placements as a per cent of total private placements	18%	17%
Highest exposure to a single non-government bond and private placement issuer	$829	$524
Largest single issuer as a per cent of the total stock portfolio	6%	5%
Publicly listed corporations as a per cent of total stock portfolio	99%	99%
Income producing commercial office properties	$5,057	$4,115
(2008 – 70% of total real estate, 2007 – 72%)
Largest concentration of mortgages and real estate(2) – Ontario, Canada	$8,803	$8,417
(2008 – 23%, 2007 – 26%)

(1)	Investment grade bonds include 31% rated A, 20% rated AA and 20% rated AAA (2007 – 29%, 22% and 22%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements As at December 31,	2008		2007
	Fair value	% of total	Fair Value	% of total
Government & agency	$28,537	27	$25,383	27
Financial	22,348	21	21,048	22
Utilities	15,951	15	12,475	13
Securitized (ABS/MBS)	8,885	8	9,218	10
Energy	7,468	7	5,761	6
Industrial	6,119	6	5,364	6
Consumer (non-cyclical)	5,197	5	4,869	5
Other	12,913	11	10,286	11
Total	$107,418	100	$94,404	100

Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

The Company manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The Company’s current global retention limit for a single life is US$20 (US$25 for survivorship life policies) and is shared across business units. Lower limits are applied in some markets and jurisdictions. The Company further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2008	2007
Direct premium income	$23,891	$20,359
Reinsurance assumed	1,433	1,400
Reinsurance ceded	(2,072)	(2,015)
Total premium income	$23,252	$19,744

2008 Annual Report	33

Note 9    ^    Consumer Notes

SignatureNotes is an instrument issued in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of US$0.2 of aggregate principal. As at December 31, 2008, interest rates ranged from 0.91% to 6.27% (2007 – 2.25% to 6.25%) with maturities until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined by projecting cash flows and discounting at current pricing rates, defined as U.S. Treasury rates plus a spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2008 of financial liabilities designated at fair value was $1,876 (2007 – $2,085), which is $54 (2007 – $28) lower than the contractual amount due at maturity. For the year ended December 31, 2008, the fair value of consumer notes decreased by $22 (2007 – increase of $29) of which a decrease of $109 (2007 – $52) related to changes in fair value attributable to credit risk. The change in fair value is included in interest expense. At December 31, 2008, the accumulated amount of the change in fair value attributable to changes in credit risk was $306 (2007 – $146). Total interest expense relating to the consumer notes was $85 for the year ended December 31, 2008 (2007 – $153).

Note 10    ^    Long-Term Debt

As at December 31,	2008	2007
5.161% Medium term notes	$548	$–
5.505% Medium term notes	398	–
4.67% Medium term notes	349	349
Note payable to Manulife Finance (Delaware) LLC	–	545
5.625% Notes payable U.S. dollar	–	497
Other notes payable	421	429
Term loan	1,973	–
Total long-term debt	$3,689	$1,820
Fair value	$3,572	$1,806

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$10 (2007 – US$20), which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2008 was $128 (2007 – $100). Issue costs are amortized over the term of the debt.

a)	5.161% Medium term notes

On June 26, 2008, MFC issued $550 in 5.161% medium term notes, which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest.

b)	5.505% Medium term notes

Also on June 26, 2008, MFC issued $400 in 5.505% medium term notes, which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest.

c)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% notes, which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

d)	Note payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued a $550 senior note to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”) (see note 18 (b)). MFLP and its subsidiaries are related parties to the Company. The note matures on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%. MHD may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

34	2008 Annual Report

On September 30, 2008, the senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%. All other terms of the note remain unchanged. The subordinated note has been classified as Liabilities for Preferred Shares and Capital Instruments.

e)	5.625% U.S. dollar notes payable

On December 6, 2001, JHF issued US$500 in 5.625% senior notes which matured on December 1, 2008.

f)	Other notes payable

Other notes payable bear interest rates ranging from 6.646% to 12.1% and mature in varying amounts to 2015. The notes were issued by various subsidiaries of JHF.

g)	Term loan

On November 6, 2008, MFC secured a five year term loan of $3,000 with several large Canadian banks. The loan was fully drawn during the fourth quarter and $2,000 was deployed as regulatory capital for the Company’s operating subsidiaries. The term loan is repayable by MFC at any time without penalty and is based upon the one month Bankers Acceptance rate plus 3.80%.

On December 11, 2008, the loan agreement was amended and MFC repaid $1,000, reducing the credit facility to $2,000 as at December 31, 2008.

Aggregate maturities of long-term debt are as follows:

As at December 31,	2008	2007
Less than one year	$5	$504
One to two years	1	2
Two to three years	407	1
Three to four years	–	412
Four to five years	2,322	–
Greater than five years	954	901
Total	$3,689	$1,820

Note 11    ^     Income Taxes

The effective income tax rate reported in the Consolidated Statements of Operations varies from the Canadian statutory tax rate of 33% for the year ended December 31, 2008 (2007 – 35%) for the following reasons:

Reconciliation of income tax expense For the years ended December 31,	2008	2007
Income tax expense at Canadian statutory tax rate	$190	$1,962
(Decrease) increase in income taxes due to:
Tax-exempt investment income	(154)	(114)
Differences in tax rates on losses (income) not subject to tax in Canada	75	(368)
Creation (release) of valuation allowance	40	(34)
General business tax credits	(64)	(64)
Other	(7)	(5)
Income tax expense	$80	$1,377

Components of income tax expense (recovery) are as follows:

For the years ended December 31,	2008	2007
Canadian income tax expense
Current	$282	$185
Future	136	141
	$418	$326
Foreign income tax expense (recovery)
Current	$35	$264
Future	(373)	787
	$(338)	$1,051
Income tax expense	$80	$1,377

The amount of income taxes paid in cash during the year ended December 31, 2008 was $235 (2007 – $424).

2008 Annual Report	35

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2008	2007
Consolidated Statements of Operations
Income taxes	$80	$1,377
Consolidated Balance Sheets
Goodwill – tax benefit of stock options exercised	–	(3)
Consolidated Statements of Equity
Section 3855 implementation opening adjustments	–	(355)
Tax benefit of stock options exercised	(3)	(16)
Tax benefit of financing cost	(19)	–
Other comprehensive income opening adjustments	–	526
Tax benefit in respect of leveraged leases opening adjustment	–	(77)
Consolidated Statements of Comprehensive Income
OCI on AFS and cash flow hedges	(881)	(79)
Currency translation account	(305)	121
Income taxes	$(1,128)	$1,494

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future income tax liability on these undistributed earnings to the extent that it is expected to be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2008 are estimated to be $566 (2007 – $387).

Net future income tax liability is $1,789 of which $1,969 is reported as future tax liability. A future tax asset for only the Canadian jurisdiction of $180 is reported in Miscellaneous Assets. The following table presents future income taxes in total, and the principal components:

As at December 31,	2008	2007
Future income tax asset
Actuarial liabilities	$–	$674
Loss carry forward	1,884	764
Tax credits	695	433
Subtotal	$2,579	$1,871
Valuation allowance	(97)	(57)
Future income tax asset	$2,482	$1,814
Future income tax liability
Actuarial liabilities	$(251)	$–
Real estate	(468)	(408)
Securities and other investments	(2,474)	(2,798)
Sale of invested assets	(385)	(405)
Intangible assets	(637)	(534)
Other	(56)	(125)
Future income tax liability	$(4,271)	$(4,270)
Net future income tax liability	$(1,789)	$(2,456)

As at December 31, 2008, the Company has approximately $5,492 (2007 – $2,201) of tax loss carry forwards available, of which $5,469 expire between the years 2009 and 2028 while $23 have no expiry date. A tax benefit has been recognized in the amount of $1,787 (2007 – $707) in future income taxes. A tax benefit in the amount of $97 (2007 – $57) has not been recognized.

As at December 31, 2008, the Company has approximately $496 (2007 – $339) of general business tax credit carry forwards available which expire between the years 2021 and 2028.

As at December 31, 2008, the Company has approximately $664 (2007 – $629) of current tax payable included in Other Liabilities.

Note 12    ^    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2008	2007
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Surplus notes U.S. dollar	582	470
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,198	646
Total	$3,674	$3,010
Fair value	$3,122	$3,125

36	2008 Annual Report

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$44 (2007 – US$46), which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense.

The cash amount of interest, including dividends on the Class A, Series 1 preferred shares, paid during the year ended December 31, 2008 was $190 (2007 – $212). Issue costs are amortized over the term of the underlying instruments.

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. Prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures. On or after June 30, 2012 the debentures may be redeemed at par, in each case together with accrued and unpaid interest.

At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

The Trust, a wholly owned open-end trust, is a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 18(b)).

U.S. dollar surplus notes

On February 25, 1994, JHF issued US$450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $250 were redeemed at par plus accrued interest on February 16, 2006. Debentures with principal of $550 remain outstanding and mature on February 16, 2016, bearing interest at a fixed rate of 6.24% for 10 years and thereafter at the 90-day Bankers Acceptance rate plus 1% (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, MHD issued a $650 subordinated note to MFLLC. The note matures on December 15, 2036 and bears interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, MHD may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

On September 30, 2008, a $550 senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%. Accordingly this note is now included in Liabilities for Preferred Shares and Capital Instruments.

MFLP is a VIE; however, MFC is not considered the primary beneficiary and, as a result, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 18(b)).

Note 13    ^    Non-Controlling Interest in Subsidiaries

As at December 31,	2008	2007
Non-controlling interest in common equity of subsidiaries	$217	$146

On December 31, 2007, MLI redeemed all of its outstanding Class A, Series 6 Shares at a price of $26 per share. The difference between the redemption price and the carrying value was credited to contributed surplus.

2008 Annual Report	37

Note 14    ^    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.

Preferred shares

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

Common shares

On December 11, 2008, MFC issued 117 million common shares at $19.40 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,190. Net proceeds including tax benefits were $2,208.

On November 7, 2007, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2007 to repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding. MFC was also limited to purchasing up to 626,918 common shares on any one day under this bid. A previous normal course issuer bid program terminated on November 8, 2007. All transactions under the normal course issuer bids were executed on the Exchange at prevailing market prices (or, with regulatory approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid were cancelled.

In total, during the year ended December 31, 2008, MFC purchased and subsequently cancelled 11 million (2007 – 56 million) of its common shares pursuant to the normal course issuer bids at a total cost of $403 (2007 – $2,245).

For the years ended December 31,	2008		2007
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,501	$14,000	1,547	$14,248
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	3	50	10	275
Issued by private placement and public offering, net	117	2,208	–	–
Normal course issuer bids – purchased for cancellation	(11)	(101)	(56)	(523)
Balance, December 31	1,610	$16,157	1,501	$14,000

Note 15    ^     Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure subject to a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and business needs. During 2008, active capital management including net capital issuances has allowed Manulife Financial to maintain its capital position in excess of regulatory requirements, notwithstanding the substantial deterioration in the global economic environment worldwide.

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements, to ensure safety and stability of its financial position; to ensure the Company has the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s own risk view.

As part of its annual Dynamic Capital Adequacy Testing (“DCAT”), the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk

38	2008 Annual Report

profile. The 2008 results, updated in December 2008, indicated that the Company’s capital levels provided for sufficient assets to discharge liabilities and to retain positive surplus in the catastrophic scenarios tested. These scenarios included tests of equity market, credit, interest rate and mortality risk, among others.

Capital quality is maintained by limiting the amount of debt or non-permanent equity capital in the capital structure. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments. The Company monitors and rebalances its capital mix through opportunistic capital issuances, repurchases and redemptions.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the consolidated level. For regulatory reporting purposes, adjustments are made for various additions or deductions to capital as mandated by guidelines issued by OSFI.

Consolidated Capital

As at December 31,	2008	2007
Equity(1)	$27,664	$22,406
Preferred shares(2)	982	982
Innovative instruments(3)	1,000	1,000
Subordinated debentures(4)	1,195	1,196
AOCI on AFS securities	(529)	1,327
Other capital instruments(5)	582	470
Non-controlling interest in subsidiaries	217	146
Total capital	$31,111	$27,527
(1)	Represents common shares, retained earnings, contributed surplus, AOCI on currency translation of net foreign operations and participating policyholders’ equity.

(2)	Includes preferred shares classified as liabilities under GAAP.

(3)	Represents capital securities issued by Manulife Financial Capital Trust (see note 18).

(4)	Qualifying subordinated debentures, net of unamortized issuance costs.

(5)	Includes surplus notes only.

In 2008, the Company’s capital increased by $3,584 compared to the prior year. The increase was primarily due to the common equity issuance of $2,275, net income of $497 and OCI of $4,409 from currency translation of net foreign operations. The impact of these items on the level of capital was partially offset by the $1,856 decline in AFS securities due to the market turmoil, $1,524 of dividends paid to shareholders and $403 of share repurchases.

It is the Company’s policy to maintain a currency mix of assets supporting capital that is consistent with the currency mix of the Company’s underlying liability risks. This policy mitigates the impact of currency movements on the capital ratios.

The Company raised $2,950 unsubordinated funding in 2008. While such funding may be deployed in downstream entities as capital, at the MFC consolidated level senior indebtedness is typically not considered capital, consistent with the OSFI guidelines.

Designated committees of the Board of Directors review and approve the Company’s capital management policies. Each quarter the Audit and Risk Management Committee reviews the Company’s capital position. Annually, the Chief Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Note 16    ^    Stock-Based Compensation

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the closing market price of common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 2.5 million as at December 31, 2008 (2007 – 2.7 million).

In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2008, 217,000 DSUs (2007 – 191,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2008, 269,000 DSUs (2007 – 260,000) were granted to certain employees who elected to defer payment of all or part of their restricted share units (“RSUs”). The DSUs granted in 2007 and 2008 vested immediately.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

2008 Annual Report	39

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2008, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 76,000 as at December 31, 2008 (2007 – 82,000).

	2008	2007
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,629	4,721
Issued	535	485
Reinvested	158	104
Redeemed	(408)	(681)
Outstanding, December 31	4,914	4,629

Of the DSUs outstanding as at December 31, 2008, 2,513,000 (2007 – 2,741,000) entitle the holder to receive common shares, 2,059,000 (2007 – 1,605,000) entitle the holder to receive payment in cash and 342,000 (2007 – 283,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

For the year ended December 31, 2008, 1.8 million RSUs (2007 – 1.5 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. Each RSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time the RSU vests. RSUs vest within three years of the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs was $57 for the year ended December 31, 2008 (2007 – $73).

Prior to the merger of the Company with JHF in 2004, stock options were awarded on a discretionary basis under the JHF Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). On April 28, 2004, all outstanding JHF mid-term and long-term incentives were converted to Company incentives at a rate of one JHF unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.

Options outstanding

	2008		2007
For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	26	$24.95	30	$22.68
Granted	4	$37.71	3	$40.38
Exercised	(2)	$20.00	(6)	$17.90
Forfeited	(1)	$36.54	(1)	$32.96
Outstanding, December 31	27	$27.29	26	$24.95
Exercisable, December 31	20	$23.37	19	$21.31

	Options outstanding			Options exercisable
As at December 31, 2008 Exercise price	Number of options (in millions)	Weighted average exercise price	Weighted average contractual remaining life (in years)	Number of options (in millions)	Weighted average exercise price
$11.20 – $19.52	5	$16.66	2.61	5	$16.66
$19.53 – $25.45	10	$21.89	3.02	10	$21.89
$25.46 – $40.38	12	$35.71	7.65	5	$33.04
Total	27	$27.29	5.05	20	$23.37

The weighted average fair value of each option granted in 2008 has been estimated at $7.38 (2007 – $9.63) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.2% (2007 – 4.4%), dividend yield of 2.2% (2007 – 1.9%), expected volatility of 20% (2007 – 20%) and expected life of 6.25 (2007 – 6.5) years.

In aggregate, the Company recorded stock-based compensation expense of $81 for the year ended December 31, 2008 (2007 – $93).

40	2008 Annual Report

Dilutive effect of stock-based compensation awards

For the years ended December 31,	2008	2007
Diluted earnings per common share	$0.32	$2.78
Net income available to common shareholders	$487	$4,272
Weighted average number of common shares (in millions)	1,502	1,522
Stock-based awards (1) (in millions)	10	15
Weighted average number of diluted common shares (in millions)	1,512	1,537
(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of nine million (2007 – five million) anti-dilutive stock-based awards.

Note 17    ^    Employee Future Benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily unfunded, and other post-employment benefit plans that are also primarily unfunded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes differ from those used for accounting purposes.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2006. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is December 31, 2009. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2008.

Pension and Post-Employment Benefit Plans

For the years ended December 31,	Pension benefits		Post-employment benefits
	2008	2007	2008	2007
Changes in plan assets:
Fair value of plan assets, January 1	$3,299	$3,743	$322	$354
Actual return on plan assets	(843)	207	(86)	24
Employer contributions	100	82	69	69
Plan participants’ contributions	1	1	4	4
Benefits paid	(255)	(282)	(73)	(73)
Currency impact	447	(452)	64	(56)
Fair value of plan assets, December 31(1)	$2,749	$3,299	$300	$322

(1)

As part of the acquisition of JHF in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives and retired executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. On May 1, 2007, these plans were merged and the funding through the rabbi trust was restricted to only those pension benefit obligations in respect of service prior to that date. At December 31, 2008, assets in the rabbi trust with respect to these pension benefit obligations were $334 (2007 – $263) compared to the pension benefit obligations under the merged plan of $435 (2007 – $313).

For the years ended December 31,	Pension benefits		Post-employment benefits
	2008	2007	2008	2007
Changes in accrued benefit obligation:
Balance, January 1	$3,348	$3,814	$802	$940
Service cost	67	60	12	12
Interest cost	193	193	49	48
Plan participants’ contributions	1	1	4	4
Amendments	(4)	(56)	1	–
Actuarial losses (gains)	(93)	40	(32)	(19)
Benefits paid	(255)	(282)	(73)	(73)
Currency impact	544	(422)	141	(110)
Balance, December 31	$3,801	$3,348	$904	$802

	Pension benefits		Post-employment benefits
As at December 31,	2008	2007	2008	2007
Excess of plan liabilities over fair value of plan assets, end of year	$(1,052)	$(49)	$(604)	$(480)
Unrecognized net actuarial loss (gain)	1,114	20	30	(51)
Unrecognized prior service cost	(41)	(29)	(3)	(5)
Net accrued benefit liability, December 31	$21	$(58)	$(577)	$(536)

2008 Annual Report	41

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-employment benefits
As at December 31,	2008	2007	2008	2007
Prepaid benefit cost	$676	$498	$–	$–
Accrued benefit liability	(655)	(556)	(577)	(536)
Net accrued benefit liability, December 31	$21	$(58)	$(577)	$(536)

As at December 31, 2008, the Company’s broad-based funded pension plans consisted of assets of $2,736 (2007 – $3,285) and pension benefit obligations of $3,060 (2007 – $2,673), which results in a pension benefit deficit of $324 (2007 – surplus of $612). These plans are subject to regulatory contribution requirements. For other broad-based but unfunded pension plans, the pension benefit deficit amounted to nil as at December 31, 2008 (2007 – $43) of which nil (2007 – $46) has been charged to earnings or otherwise accrued for in the Company’s accounts. In 2008, the Company began funding these plans.

The Company’s executive supplemental pension plans are primarily unfunded and, as at December 31, 2008, consisted of assets of $13 (2007 – $14) and pension benefit obligations of $741 (2007 – $632), which results in a pension benefit deficit of $728 (2007 – $618). Of this deficit, $581 (2007 – $493) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $334 as at December 31, 2008 (2007 – $263). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2008	2007
Broad-based funded pension plans
Fair value of plan assets	$2,736	$3,285
Accrued benefit obligation	3,060	2,673
Excess (shortfall) of fair value of plan assets over plan liabilities	$(324)	$612
Broad-based unfunded pension plans
Fair value of plan assets	$–	$–
Accrued benefit obligation	–	43
Shortfall of fair value of plan assets over plan liabilities	$–	$(43)
Executive unfunded pension plans
Fair value of plan assets	$13	$14
Accrued benefit obligation	741	632
Shortfall of fair value of plan assets over plan liabilities	$(728)	$(618)
Other
Rabbi trust assets	$334	$263
Total
Fair value of assets	$3,083	$3,562
Accrued benefit obligation	3,801	3,348
Excess (shortfall) of fair value of assets over plan liabilities	$(718)	$214

The assets that support the portion of the post-employment benefit plans that are not funded form part of the general fund assets of the Company.

The weighted average asset allocation for the Company’s funded pension plans is as follows:

	Actual allocation
As at December 31,	2008	2007
Equity securities(1)	47%	59%
Debt securities	42%	33%
Real estate	4%	2%
Other	7%	6%
Total	100%	100%

(1)	Pension benefit plans include investments in MFC common shares of $0.5 (2007 – $1).

42	2008 Annual Report

Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2008	2007	2008	2007
Defined benefit service cost	$67	$60	$12	$12
Defined contribution service cost	63	61	–	–
Interest cost	193	193	49	48
Actual negative (positive) return on plan assets	843	(207)	86	(24)
Actuarial (gains) losses	(93)	40	(32)	(19)
Plan amendments	(4)	(56)	1	–
Pension costs incurred before adjustments	$1,069	$91	$116	$17
Difference between costs arising in the year and costs recognized:
Return on plan assets(1)	(1,088)	(38)	(114)	(2)
Actuarial (gains) losses(2)	108	(27)	31	17
Plan amendments(3)	3	62	(2)	(3)
Net benefit expense	$92	$88	$31	$29

(1)	Expected return on plan assets of $273 (2007 – $271) less deferral of actual negative (positive) return on plan assets of $929 (2007 – ($231)).

(2)	Actuarial loss amortized of $14 (2007 – $11) less actual actuarial gain incurred of $125 (2007 – loss of $21).

(3)	Amortization of plan amendment gains recognized of $2 (2007 – loss of $3) less actual plan amendment gains incurred of $3 (2007 – $56).

Key Weighted Average Assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2008	2007	2008	2007
To determine the accrued benefit obligation at end of year:
Discount rate	6.1%	5.8%	6.2%	5.9%
Rate of compensation increase	4.0%	4.6%	3.3%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.2%	8.6%
To determine the net benefit expense for the year:
Discount rate	5.8%	5.6%	5.9%	5.7%
Expected return on plan assets(2)	7.5%	7.7%	8.0%	8.3%
Rate of compensation increase	4.6%	3.9%	3.6%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.6%	9.2%

(1)

The health care cost trend rate used to measure the U.S. based post-employment obligation was 8.5% grading to 5.0% for 2016 and years thereafter (2007 – 9.0% grading to 5.0% for 2016) and to measure the expense was 9.0% grading to 5.0% for 2016 and years thereafter (2007 – 9.5% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 7.0% grading to 5.0% for 2013 and years thereafter (2007 – 7.5% grading to 5.0% for 2013) and to measure the expense was 7.5% grading to 5.0% for 2013 and years thereafter (2007 – 8.0% grading to 5.0% for 2013).

(2)

The expected return on pension plan assets for U.S. based plans was 8.0% (2007 – 8.25%). Plans based in Canada had an expected return on plan assets of 6.2% (2007 – 6.2%). Other pension plans had an expected return of 5.3% (2007 – 5.6%).

To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.

Sensitivity of Key Assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for pension and post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2008	Obligation	Expense	Obligation	Expense
Discount rate:
Impact of a 1% increase	$(335)	$(1)	$(78)	$(4)
Impact of a 1% decrease	$404	$6	$93	$1
Expected return on plan assets:
Impact of a 1% increase	n/a	$(31)	n/a	$(4)
Impact of a 1% decrease	n/a	$31	n/a	$4
Rate of compensation increase:
Impact of a 0.25% increase	$6	$1	$–	$–
Impact of a 0.25% decrease	$(6)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$49	$6
Impact of a 1% decrease	n/a	n/a	$(42)	$(7)

2008 Annual Report	43

Cash Flows – Contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded pension and post-employment benefit plans, cash payments directly to beneficiaries for unfunded pension and post-employment benefit plans, and cash contributed to defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2008	2007	2008	2007
Defined benefit	$100	$82	$69	$69
Defined contribution	63	61	–	–
Total	$163	$143	$69	$69

Cash Flows – Estimated Benefit Payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2009	$324	$78
2010	320	79
2011	312	79
2012	313	79
2013	311	79
2014 - 2018	1,581	381

Note 18    ^     Variable Interest Entities

a)	Investments that are Variable Interest Entities

Variable interest entities that are consolidated with the Company’s segregated funds

The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2008 resulted in an increase in segregated fund assets of $235 (2007 – $188), an increase in segregated fund liabilities of $77 (2007 – $61) and an increase in net assets held by other contract holders of $158 (2007 – $127).

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of Manulife Finance (Delaware), L.P. into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as noted above, the Company has determined that it is not the primary beneficiary of any VIE which it invests in or manages, and accordingly, is not required to consolidate any of them.

The following is a discussion of the entities with whom the Company has significant relationships.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

44	2008 Annual Report

The maximum exposure to losses from CDOs managed by the Company is $33 (2007 – $29). This consists of $16 (2007 – $15) in tranches rated below BBB and $17 (2007 – $14) in equity tranches.

Company-managed CDOs As at December 31,	2008	2007
Total assets	$2,496	$5,731
Total debt	$8,121	$9,093
Total other liabilities	47	59
Total liabilities	$8,168	$9,152
Total equity(2)	(5,672)	(3,421)
Total liabilities and equity(1)	$2,496	$5,731

(1)	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

(2)

Declines in assets reflect fair value adjustments to mortgage securities in the CDO funds managed by the Company’s subsidiary, Declaration Management & Research LLC. Since the funds’ assets are carried at fair value and their debt is carried at par, declines in the assets’ fair values generate negative equity in the funds.

Low-income housing partnerships

The Company has investments that qualify for low-income housing tax credits (“LIH Partnerships”). These investments are primarily made through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $658 (2007 – $498). This consists of $518 (2007 – $377) of equity investments, $79 (2007 – $64) of mortgages, and $61 (2007 – $57) of outstanding equity capital commitments.

LIH Partnerships(1) As at December 31,	2008	2007
Total assets	$1,480	$1,179
Total debt	$883	$704
Total other liabilities	126	85
Total liabilities	$1,009	$789
Total equity	471	390
Total liabilities and equity(2)	$1,480	$1,179

(1)	Certain data in the table above is reported with a six to twelve month lag due to the delayed availability of financial statements of the LIH Partnerships.

(2)	Includes the Company’s investment in the debt and equity of the LIH Partnerships.

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $10 billion, of which $8 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment manager to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

The Company’s maximum exposure to losses from the Timber Funds is $460 (2007 – $457). This consists of $189 (2007 – $142) of equity investments, $263 (2007 – $282) of debt investments, and $8 (2007 – $33) of outstanding equity commitments to these funds.

Timber Funds As at December 31,	2008	2007
Total assets	$7,860	$4,107
Total debt	$2,922	$1,906
Total other liabilities	455	424
Total liabilities	$3,377	$2,330
Total equity	4,483	1,777
Total liabilities and equity(1)	$7,860	$4,107

(1)	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with the entities described in the following paragraphs, the Company believes that its relationships with these Other Entities are not significant, and accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets,

2008 Annual Report	45

the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

b)	Subsidiaries that are Variable Interest Entities

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The MaCS form part of the Company’s Tier 1 regulatory capital.

Manulife Finance (Delaware), L.P.

On December 14, 2006, Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

In order to manage exposure to the interest rate difference between the debentures issued and the subordinated notes receivable from MHD (see note 12), MFLP has entered into interest rate swaps.

In accordance with VIE accounting guidelines, MFLP is divided into two silos and one host entity. The largest silo comprises the issued debt instruments and the interest rate swaps described above. The smaller silo and the host entity comprise the amounts the Company has invested, plus accumulated interest thereon. The Company is not the primary beneficiary of and therefore, does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both. The impact of this application of the VIE accounting guidelines resulted in the Company recognizing its subordinated debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public. There is no impact to the Company’s assets, liabilities or equity as a result of this accounting.

Note 19    ^    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products and as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.

b)	Tax related contingency

The Company is an investor in leveraged leases and previously established provisions in the amount of US$178 after tax for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2008, the Company increased this provision by US$185 after tax. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$280 as at December 31, 2008.

c)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

d)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,722 (2007 – $2,535) of outstanding investment commitments as at December 31, 2008, of which

46	2008 Annual Report

$230 (2007 – $283) mature in 30 days, $1,429 (2007 – $1,444) mature in 31 to 365 days and $1,063 (2007 – $808) mature after one year.

e)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2008, letters of credit, for which third parties are beneficiary, in the amount of $588 (2007 – $470) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2008 and 2007.

f)	Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP (see note 18(b)). MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures described in note 18(b) into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the year ended December 31, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$151	$72	$23,152	$10,278	$(650)	$33,003
Net income (loss) available to shareholders	517	9	(68)	615	(556)	517
Invested assets	23	2	116,492	71,773	(789)	187,501
Total other assets	32,272	1,597	11,411	21,745	(43,501)	23,524
Policy liabilities	–	–	81,372	64,696	(9)	146,059
Total other liabilities	4,840	1,417	25,962	16,536	(11,244)	37,511

As at and for the year ended December 31, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$84	$70	$24,437	$11,285	$(295)	$35,581
Net income available to shareholders	4,302	8	3,651	605	(4,264)	4,302
Invested assets	–	–	97,494	63,806	–	161,300
Total other assets	26,126	1,335	9,007	11,447	(32,757)	15,158
Policy liabilities	–	–	69,612	54,823	(13)	124,422
Total other liabilities	1,791	1,195	21,355	9,267	(5,907)	27,701

g)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

The amounts pledged were as follows:

	2008		2007
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$2,686	$–	$208	$81
Regulatory requirements	160	62	120	31
Real estate	–	100	–	59
Repurchase agreements	1,028	–	–	–
Non-registered retirement plans in trust	–	442	7	336
Other	2	1	2	4
Total	$3,876	$605	$337	$511

2008 Annual Report	47

h)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under non-cancelable operating leases, are presented below:

2009	$161
2010	106
2011	84
2012	74
2013	58
Thereafter	296
Total minimum lease payments	$779

i)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries based on local regulations in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions.

There are additional restrictions on shareholder dividend distributions in foreign jurisdictions. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year and 10 per cent of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has approved, or has not disapproved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10 per cent of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31. In addition, both Michigan and Massachusetts require that notification be given to the local insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution.

j)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 20    ^    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values reflect management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties, require significant judgment and do not include any tax impact.

The fair values and the basis for determining the fair value of invested assets, derivatives, consumer notes, long-term debt, and liabilities for preferred shares and capital instruments are disclosed in notes 4, 6, 9, 10 and 12, respectively.

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

The fair value of bank deposits is estimated at $12,323 as at December 31, 2008 (2007 – $10,005), compared to a carrying value of $12,210 as at December 31, 2008 (2007 – $10,008). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

48	2008 Annual Report

Note 21    ^    Segmented Information

The Company provides a wide range of financial products and services to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 7(f)) is reported in the Corporate and Other segment.

Effective January 1, 2008, the Company changed its approach for allocating investment gains and losses to be more aligned with how the Company manages the assets and related risk positions. Investment gains and losses are now accumulated into two pools – insurance and wealth management, and then allocated pro-rata to the reporting segments based on their respective policy liabilities. Prior to 2008, gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

Prior periods have been restated to conform to this presentation.

By segment For the year ended December 31, 2008	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,751	$–	$5,913	$3,266	$1,091	$–	$16,021
Annuities and pensions	–	6,264	852	115	–	–	7,231
Total premium income	$5,751	$6,264	$6,765	$3,381	$1,091	$–	$23,252
Investment income (loss)	3,819	1,238	544	(620)	132	(815)	4,298
Other revenue	621	2,545	1,116	853	24	294	5,453
Total revenue	$10,191	$10,047	$8,425	$3,614	$1,247	$(521)	$33,003
Interest expense	$33	$101	$412	$60	$2	$579	$1,187
Income (loss) before income taxes	$1,187	$(1,652)	$1,118	$223	$177	$(476)	$577
Income taxes	(408)	731	(467)	(61)	(23)	148	(80)
Net income (loss)	$779	$(921)	$651	$162	$154	$(328)	$497
Loss attributed to participating policyholders	–	–	5	15	–	–	20
Net income (loss) attributed to shareholders	$779	$(921)	$656	$177	$154	$(328)	$517
Segregated funds deposits	$1,398	$20,187	$6,611	$5,837	$–	$172	$34,205
Goodwill
Balance, January 1	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Purchase equation adjustment	–	–	3	–	–	–	3
Change in foreign exchange rates	575	416	–	194	16	4	1,205
Balance, December 31	$2,866	$2,156	$2,118	$639	$82	$68	$7,929

As at December 31, 2008 Policy liabilities	$53,635	$36,655	$35,171	$18,692	$1,854	$52	$146,059
Total assets	$64,525	$43,091	$55,684	$22,723	$3,265	$21,737	$211,025
Segregated funds net assets held by policyholders	$10,342	$99,133	$27,628	$24,541	$–	$3,111	$164,755

2008 Annual Report	49

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2008	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$6,264	$5,955	$3,273	$529	$16,021
Annuities and pensions	6,264	852	115	–	7,231
Total premium income	$12,528	$6,807	$3,388	$529	$23,252
Investment income (loss)	4,635	239	(622)	46	4,298
Other revenue	3,391	1,171	878	13	5,453
Total revenue	$20,554	$8,217	$3,644	$588	$33,003

By segment For the year ended December 31, 2007	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,279	$–	$5,636	$2,857	$1,026	$–	$14,798
Annuities and pensions	–	4,285	572	89	–	–	4,946
Total premium income	$5,279	$4,285	$6,208	$2,946	$1,026	$–	$19,744
Investment income	3,297	2,484	2,593	1,263	215	489	10,341
Other revenue	627	2,733	1,044	767	20	305	5,496
Total revenue	$9,203	$9,502	$9,845	$4,976	$1,261	$794	$35,581
Interest expense	$33	$171	$393	$53	$2	$380	$1,032
Income before income taxes	$1,176	$1,554	$1,443	$987	$330	$116	$5,606
Income taxes	(395)	(422)	(330)	(167)	(92)	29	(1,377)
Net income	$781	$1,132	$1,113	$820	$238	$145	$4,229
Net income (loss) attributed to participating policyholders	–	–	3	(31)	–	(45)	(73)
Net income attributed to shareholders	$781	$1,132	$1,110	$851	$238	$190	$4,302
Segregated funds deposits	$1,259	$22,831	$6,982	$6,122	$–	$33	$37,227
Goodwill
Balance, January 1	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Acquisition of subsidiary	–	–	64	–	–	–	64
Tax benefit of stock options exercised(1)	–	–	–	–	–	(3)	(3)
Change in foreign exchange rates	(411)	(312)	–	(54)	(12)	(12)	(801)
Balance, December 31	$2,291	$1,740	$2,115	$445	$66	$64	$6,721

As at December 31, 2007 Policy liabilities	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Total assets	$48,739	$38,674	$54,812	$17,723	$2,806	$13,704	$176,458
Segregated funds net assets held by policyholders	$11,387	$108,878	$31,391	$20,727	$–	$2,594	$174,977

(1)	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.

By geographic location For the year ended December 31, 2007	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,708	$5,713	$2,893	$484	$14,798
Annuities and pensions	4,285	572	89	–	4,946
Total premium income	$9,993	$6,285	$2,982	$484	$19,744
Investment income	6,069	2,957	1,266	49	10,341
Other revenue	3,587	1,106	779	24	5,496
Total revenue	$19,649	$10,348	$5,027	$557	$35,581

50	2008 Annual Report

Note 22    ^    Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

			2008	2007
As at December 31,	Note 22 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$17,359	$17,269	$12,475	$12,354
Securities
Bonds and other fixed maturity investments	g (i), h (iv)	112,332	83,148	97,398	72,831
Stocks	g (ii), h (iv), h (vii)	16,532	8,354	17,890	11,134
Loans
Mortgages	h (iv)	31,317	30,963	26,146	26,061
Private placements and other fixed maturity investments	g (iii)	2,501	25,705	2,002	21,591
Policy loans		7,533	7,533	5,823	5,823
Bank loans		2,384	2,384	2,182	2,182
Real estate	g (iv)	5,261	7,274	4,236	5,727
Other investments	g (v), g (xi), h (iv)	5,046	4,871	4,027	3,597
Total invested assets		$200,265	$187,501	$172,179	$161,300
Other assets
Accrued investment income	h (iv)	$1,766	$1,760	$1,422	$1,414
Outstanding premiums		799	799	672	672
Deferred acquisition costs	g (vii)	21,373	–	13,156	–
Reinsurance deposits and amounts recoverable	h (vi)	5,192	–	4,492	–
Goodwill		6,834	7,929	5,839	6,721
Intangible assets		1,866	1,866	1,573	1,573
Derivatives	g (xi), h (iv)	7,888	7,883	2,125	2,129
Value of business acquired	g (viii)	4,239	–	3,345	–
Miscellaneous	h (iv)	5,777	3,287	3,424	2,649
Total other assets		$55,734	$23,524	$36,048	$15,158
		$255,999	$211,025	$208,227	$176,458
Segregated funds net assets(1)	h (iv)	148,492	–	162,788	–
Total assets		$404,491	$211,025	$371,015	$176,458
Segregated funds net assets(1)	h (iv)	$–	$165,380	$–	$175,544

Liabilities and equity
Policy liabilities	g (vi), h (iv)	$183,936	$146,059	$151,788	$124,422
Deferred realized net gains	g (iv)	–	127	–	107
Bank deposits		12,210	12,210	10,008	10,008
Consumer notes	g (xii)	1,959	1,876	2,131	2,085
Long-term debt		3,721	3,689	1,825	1,820
Future income tax liability(2)	h (iv)	797	1,969	2,253	2,456
Derivatives	g (xi)	6,352	6,389	1,887	1,866
Other liabilities	g (ix), h (iv)	18,162	7,360	9,285	6,203
		$227,137	$179,679	$179,177	$148,967
Liabilities for preferred shares and capital instruments		3,681	3,674	3,014	3,010
Non-controlling interest in subsidiaries		416	217	298	146
Segregated funds net liabilities(1)	h (iv)	148,492	–	162,788	–
Common shares, preferred shares, retained earnings and contributed surplus		28,418	30,096	28,865	29,248
Accumulated other comprehensive income (loss) on available-for-sale securities & others	g (xiii)	(2,652)	(529)	2,359	1,327
on cash flow hedges		1,556	(317)	378	(36)
on translation of net foreign operations		(2,557)	(1,795)	(5,864)	(6,204)
Total liabilities and equity		$404,491	$211,025	$371,015	$176,458
Segregated funds net liabilities(1)	h (iv)	$–	$165,380	$–	$175,544

(1)	U.S. GAAP terminology is separate accounts.
(2)	U.S. GAAP terminology is deferred income taxes.

2008 Annual Report	51

b)	Condensed Consolidated Statements of Operations

For the years ended December 31,		2008		2007
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income	$14,045	$23,252	$12,888	$19,744
Net investment income (investment income)	1,320	4,298	10,241	10,341
Fee income and other revenue	6,252	5,453	6,961	5,496
Total revenue	$21,617	$33,003	$30,090	$35,581
Policy benefits and expenses
Policyholder benefits	$17,765	$22,201	$18,910	$20,211
Commissions, investment and general expenses	4,713	8,724	4,550	8,426
Amortization of deferred acquisition costs and value of business acquired	(739)	–	1,201	–
Other	1,506	1,501	1,295	1,338
Total policy benefits and expenses	$23,245	$32,426	$25,956	$29,975
Income (loss) before income taxes and change in accounting policy	$(1,628)	$577	$4,134	$5,606
Income taxes	813	(80)	(904)	(1,377)
Net income (loss)	$(815)	$497	$3,230	$4,229
Weighted average number of common shares outstanding (in millions)	1,502	1,502	1,522	1,522
Weighted average number of diluted common shares outstanding (in millions)	1,512	1,512	1,537	1,537
Basic earnings (loss) per common share	$(0.54)	$0.32	$2.12	$2.81
Diluted earnings (loss) per common share	$(0.54)	$0.32	$2.10	$2.78
Dividends per common share	$1.00	$1.00	$0.88	$0.88

c)	Reconciliation of Canadian GAAP to U.S. GAAP Net Income

For the years ended December 31,	Reference	2008	2007
Net income determined in accordance with Canadian GAAP		$497	$4,229
Net investment income
Bonds excluding other than temporary impairments(1)	g (i)	4,695	528
Interest rate related other than temporary impairments	g (i)	(1,877)	(836)
Stocks(2)	g (ii)	1,843	141
Cash flow hedges(3)	g (xi)	(2,050)	145
Real estate	g (iv)	(323)	(270)
Other	g (v)	(67)	111
		$2,221	$(181)
Deferred acquisition costs, differences(4)	g (vii)	4,507	2,592
Value of business acquired, differences	g (viii)	(68)	(219)
Consumer notes fair value adjustment	g (xii)	(22)	29
Policy liabilities	g (vi), g (ix)	(8,825)	(3,725)
Commissions, investment and general expenses		10	14
Income taxes on above items(5)		865	491
Net income (loss) determined in accordance with U.S. GAAP		$(815)	$3,230
(1)

Bonds classified in 2008 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include net realized gains on U.S. GAAP of $678 and net unrealized and realized losses on Canadian GAAP of ($4,017).

(2)	Stocks classified in 2008 as AFS for U.S. GAAP and FVO for Canadian GAAP include net realized losses on U.S. GAAP of ($1,023) and net unrealized and realized losses on Canadian GAAP of ($2,866).

(3)	Cash flow hedge accounting on certain forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

(4)	Deferred acquisition costs consist of $3,699 (2007 – $3,573) of expenditures that have been capitalized and ($808) of negative amortization (2007 – $981 expense).

(5)	U.S. GAAP terminology is deferred income taxes.

52	2008 Annual Report

d)	Other comprehensive income reconciliation

For the years ended December 31,	2008	2007
Comprehensive income (loss) in accordance with Canadian GAAP	$2,769	$584
Difference in Canadian GAAP to U.S. GAAP net income (loss)	(1,312)	(999)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of income tax benefit of $1,997 (2007 – $87)	(4,267)	5
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax expense of $399 (2007 – $87)	1,298	(162)
Deferred acquisition costs, net of income tax expense of $156 (2007 – $3)	351	116
Deferred revenue, net of income tax benefit of $15 (2007 – income tax expense of $5)	(27)	10
Value of business acquired, net of income tax expense of $126 (2007 – income tax benefit of $25)	237	(46)
Changes in gains on derivative investments designated as cash flow hedges, net of income tax expense of $966 (2007 – income tax benefit of $6)	1,459	(29)
Additional pension obligation, net of income tax benefit of $413 (2007 – $18)	(747)	(34)
Changes in unrealized currency translation gains (losses) of self-sustaining operations, net of income tax benefit/expense of nil(1)	(1,102)	253
Total difference in other comprehensive income (loss)	$(2,798)	$113
Comprehensive income (loss) in accordance with U.S. GAAP	$(1,341)	$(302)

(1)	Included a loss of ($748) (2007 – gain of $50), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.

Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that JHF became a wholly owned subsidiary of MFC. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC.

The Variable Company sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs”.

On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.

The Life Company sells medium-term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes. On December 18, 2008, the Company declared effective a similar joint registration statement and the 2005 registration statement simultaneously expired.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be

2008 Annual Report	53

brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

Both MFC and JHF are holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 19(i).

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are also described in note 19(i).

In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

54	2008 Annual Report

Condensed Consolidating Balance Sheets

As at December 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$23	$250	$57,734	$7,639	$135,390	$(771)	$200,265
Investments in unconsolidated subsidiaries	28,913	10,670	4,166	239	3,292	(47,280)	–
Other assets	691	420	20,459	4,096	47,059	(16,991)	55,734
Separate account assets	–	–	10,551	6,508	131,433	–	148,492
Total assets	$29,627	$11,340	$92,910	$18,482	$317,174	$(65,042)	$404,491
Liabilities and equity
Policy liabilities	$–	$–	$60,882	$8,047	$120,651	$(5,644)	$183,936
Consumer notes	–	–	1,959	–	–	–	1,959
Other liabilities	1,220	2,049	9,039	1,399	31,134	(7,320)	37,521
Long-term debt	3,300	407	–	–	593	(579)	3,721
Liabilities for preferred shares and capital instruments	342	–	582	–	5,169	(2,412)	3,681
Non-controlling interest in subsidiaries	–	–	–	–	495	(79)	416
Separate account liabilities	–	–	10,551	6,508	131,433	–	148,492
Shareholders’ equity	24,765	8,884	9,897	2,528	27,699	(49,008)	24,765
Total liabilities and equity	$29,627	$11,340	$92,910	$18,482	$317,174	$(65,042)	$404,491

As at December 31, 2007
Assets
Invested assets	$–	$589	$53,820	$6,512	$111,326	$(68)	$172,179
Investments in unconsolidated subsidiaries	27,002	11,287	3,138	142	2,090	(43,659)	–
Other assets	528	1,110	13,415	3,042	30,940	(12,987)	36,048
Separate account assets	–	–	11,699	7,855	144,065	(831)	162,788
Total assets	$27,530	$12,986	$82,072	$17,551	$288,421	$(57,545)	$371,015
Liabilities and equity
Policy liabilities	$–	$–	$50,765	$6,543	$98,438	$(3,958)	$151,788
Consumer notes	–	–	2,131	–	–	–	2,131
Other liabilities	1,098	341	6,451	1,060	20,819	(6,336)	23,433
Long-term debt	350	1,199	–	–	1,942	(1,666)	1,825
Liabilities for preferred shares and capital instruments	344	–	470	–	2,200	–	3,014
Non-controlling interest in subsidiaries	–	–	–	–	367	(69)	298
Separate account liabilities	–	–	11,699	7,855	144,065	(831)	162,788
Shareholders’ equity	25,738	11,446	10,556	2,093	20,590	(44,685)	25,738
Total liabilities and equity	$27,530	$12,986	$82,072	$17,551	$288,421	$(57,545)	$371,015

2008 Annual Report	55

Condensed Consolidating Statements of Operations

For the year ended December 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$(1,532)	$76	$15,507	$(6)	$14,045
Net investment income	4	(27)	2,285	252	(1,091)	(103)	1,320
Fee income and other revenue	58	8	305	142	6,691	(952)	6,252
Total revenue	$62	$(19)	$1,058	$470	$21,107	$(1,061)	$21,617
Policy benefits and expenses Policyholder benefits	$–	$–	$298	$245	$17,236	$(14)	$17,765
Commissions, investment and general expenses	12	(7)	903	45	4,545	(785)	4,713
Amortization of deferred acquisition costs and value of business acquired	–	–	43	(14)	(748)	(20)	(739)
Other	88	84	418	38	1,120	(242)	1,506
Total policy benefits and expenses	$100	$77	$1,662	$314	$22,153	$(1,061)	$23,245
Income (loss) before income taxes	$(38)	$(96)	$(604)	$156	$(1,046)	$–	$(1,628)
Income tax (expense) recovery	(14)	34	265	(48)	576	–	813
Income (loss) after income taxes	$(52)	$(62)	$(339)	$108	$(470)	$–	$(815)
Equity in net income of unconsolidated subsidiaries	(763)	(230)	117	(2)	584	294	–
Net income (loss)	$(815)	$(292)	$(222)	$106	$114	$294	$(815)

For the year ended December 31, 2007
Revenue
Premium income	$–	$–	$2,971	$39	$9,878	$–	$12,888
Net investment income	23	59	3,442	328	6,476	(87)	10,241
Fee income and other revenue	85	–	414	408	6,502	(448)	6,961
Total revenue	$108	$59	$6,827	$775	$22,856	$(535)	$30,090
Policy benefits and expenses
Policyholder benefits	$–	$–	$4,891	$397	$13,635	$(13)	$18,910
Commissions, investment and general expenses	40	59	594	33	4,202	(378)	4,550
Amortization of deferred acquisition costs and value of business acquired	–	–	148	42	1,011	–	1,201
Other	31	60	322	54	972	(144)	1,295
Total policy benefits and expenses	$71	$119	$5,955	$526	$19,820	$(535)	$25,956
Income (loss) before income taxes	$37	$(60)	$872	$249	$3,036	$–	$4,134
Income tax (expense) recovery	(18)	30	(257)	(97)	(562)	–	(904)
Income (loss) after income taxes	$19	$(30)	$615	$152	$2,474	$–	$3,230
Equity in net income of unconsolidated subsidiaries	3,211	871	220	4	–	(4,306)	–
Net income	$3,230	$841	$835	$156	$2,474	$(4,306)	$3,230

56	2008 Annual Report

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$(815)	$(292)	$(222)	$106	$114	$294	$(815)
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	763	230	(117)	2	(584)	(294)	–
Increase in actuarial liabilities and policy related items	–	–	2,455	(347)	7,996	–	10,104
Net realized investment gains and other investment items	6	39	516	71	6,335	–	6,967
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(219)	(95)	(4,124)	–	(4,438)
Amortization of premium/discount	–	–	181	20	340	–	541
Other amortization	–	(4)	59	8	299	–	362
Future income tax expense (recovery)	5	4	(356)	78	(861)	–	(1,130)
Stock option expense	–	–	2	–	22	–	24
Non-controlling interest in subsidiaries	–	–	–	–	14	–	14
Net income (loss) adjusted for non-cash items	$(41)	$(23)	$2,299	$(157)	$9,551	$–	$11,629
Change in other operating assets and liabilities	84	(232)	274	249	(1,042)	–	(667)
Cash provided by (used in) operating activities	$43	$(255)	$2,573	$92	$8,509	$–	$10,962
Investing activities
Purchase and mortgage advances	$–	$–	$(7,732)	$(720)	$(41,115)	$–	$(49,567)
Disposals and repayments	–	–	10,145	945	30,769	–	41,859
Changes in investment broker net receivables and payables	–	–	3	–	15	–	18
Subscription of preferred shares issued by a subsidiary	(704)	–	–	–	704	–	–
Net cash increase from purchase of subsidiary	–	–	–	–	(16)	–	(16)
Capital contribution to unconsolidated subsidiary	–	(509)	–	(86)	–	595	–
Dividends from unconsolidated subsidiary	2,150	1,218	31	–	–	(3,399)	–
Cash (used in) provided by investing activities	$1,446	$709	$2,447	$139	$(9,643)	$(2,804)	$(7,706)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$1,046	$–	$1,046
Issue of long-term debt	3,916	–	–	–	–	–	3,916
Repayment of long-term debt	(1,000)	(206)	(3)	–	(402)	–	(1,611)
Dividends paid to parent	2,438	(3,020)	(1,073)	(31)	440	1,246	–
Return of capital to parent	–	595	–	–	–	(595)	–
Net redemptions of structured products	–	–	(4,276)	134	(1,502)	–	(5,644)
Bank deposits, net	–	–	–	–	2,134	–	2,134
Capital from joint venture partner	–	–	–	–	–	–	–
Consumer notes reedemed, net	–	–	(703)	–	–	–	(703)
Shareholder dividends	(1,524)	–	–	–	(2,150)	2,150	(1,524)
Notes payable to subsidiary	(737)	–	–	–	–	737	–
Notes receivable from subsidiary	(172)	–		–	–	172	–
Notes payable to parent	–	–	–	–	172	(172)	–
Notes receivable from parent	–	–			737	(737)	–
Notes payable to affiliates	841	766	(115)	–	(839)	(653)	–
Notes receivable from affiliates	(2)	965	49	–	(1,668)	656	–
Funds repaid, net	–	–	–	–	34	–	34
Purchase and cancellation of common shares	(403)	–	–	–	–	–	(403)
Preferred shares issued (redeemed) by a subsidiary	(10)	–	–	–	10	–	–
Common shares issued, net	(3,646)	–	–	–	5,900	–	2,254
Capital contribution by parent	(1,167)	–	–	–	1,167	–	–
Cash (used in) provided by financing activities	$(1,466)	$(900)	$(6,121)	$103	$5,079	$2,804	$(501)
Cash and short-term securities
Increase (decrease) during the year	$23	$(446)	$(1,101)	$334	$3,945	$–	$2,755
Currency impact on cash and short-term securities	–	104	526	20	1,488	–	2,138
Balance, January 1	–	585	2,809	80	8,513	–	11,987
Balance, December 31, 2008	$23	$243	$2,234	$434	$13,946	$–	$16,880
Cash and short-term securities January 1
Gross cash and short-term securities	$–	$585	$2,950	$112	$8,828	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(141)	(32)	(315)	–	(488)
Net cash and short-term securities, January 1	$–	$585	$2,809	$80	$8,513	$–	$11,987
End of year
Gross cash and short-term securities	$23	$243	$2,396	$447	$14,250	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(162)	(13)	(304)	–	(479)
Net cash and short-term securities, December 31, 2008	$23	$243	$2,234	$434	$13,946	$–	$16,880

2008 Annual Report	57

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income	$3,230	$841	$835	$156	$2,474	$(4,306)	$3,230
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,211)	(871)	(220)	(4)	–	4,306	–
Increase in actuarial liabilities and policy related items	–	–	2,394	131	7,488	–	10,013
Net realized investment gains and other investment items	–	–	(125)	(9)	(1,358)	–	(1,492)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(56)	(50)	(2,265)	–	(2,371)
Amortization of premium/discount	–	–	280	26	9	–	315
Other amortization	–	(9)	61	9	286	–	347
Future income tax expense (recovery)	6	(41)	423	6	51	–	445
Stock option expense	–	–	1	–	19	–	20
Non-controlling interest in subsidiaries	–	–	–	–	38	–	38
Net income (loss) adjusted for non-cash items	$25	$(80)	$3,593	$265	$6,742	$–	$10,545
Change in other operating assets and liabilities	109	88	796	66	(342)	–	717
Cash provided by operating activities	$134	$8	$4,389	$331	$6,400	$–	$11,262
Investing activities
Purchase and mortgage advances	$(35)	$–	$(9,084)	$(1,270)	$(42,920)	$–	$(53,309)
Disposals and repayments	–	–	12,223	968	39,554	–	52,745
Change in investment broker net receivables and payables	–	–	57	(6)	(116)	–	(65)
Net cash increase (decrease) from sales and acquisitions of subsidiaries	(3)	–	–	–	128	–	125
Capital contribution to unconsolidated subsidiaries	–	–	(17)	–	–	17	–
Return of capital from unconsolidated subsidiaries	–	–	31	–	–	(31)	–
Dividends from unconsolidated subsidiary	–	453	200	–	–	(653)	–
Cash (used in) provided by investing activities	$(38)	$453	$3,410	$(308)	$(3,354)	$(667)	$(504)
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$(1)	$–	$(1)
Issue of long-term debt	–	(1)	(558)	–	560	–	1
Repayment of long-term debt	–	(26)	–	–	37	(15)	(4)
Dividends paid to parent	–	–	(453)	(148)	(51)	652	–
Return of capital to parent	–	–	–	–	(15)	15	–
Repayment of capital instruments	–	–	–	–	(570)	–	(570)
Net redemptions of structured products	–	–	(4,060)	30	(1,587)	–	(5,617)
Bank deposits, net	–	–	–	–	2,164	–	2,164
Consumer notes reedemed, net	–	–	(434)	–	–	–	(434)
Shareholder dividends	1,329	–	–	–	(2,705)	5	(1,371)
Notes payable to subsidiary	700	–	–	–	–	(700)	–
Notes receivable from parent	–	–	–	–	(700)	700	–
Notes receivable from affiliates	–	(218)	(1)	–	127	92	–
Notes payable to affiliates	14	271	(24)	–	(169)	(92)	–
Funds repaid, net	–	–	–	–	(10)	–	(10)
Purchase and cancellation of common shares	(2,245)	–	–	–	–	–	(2,245)
Common shares issued, net	114	–	15	–	1	–	130
Preferred shares (redeemed) issued by a subsidiary	(10)	–	–	–	(89)	10	(89)
Cash (used in) provided by financing activities	$(98)	$26	$(5,515)	$(118)	$(3,008)	$667	$(8,046)
Cash and short-term securities
Increase (decrease) during the year	$(2)	$487	$2,284	$(95)	$38	$–	$2,712
Currency impact on cash and short-term securities	–	(23)	(126)	(42)	(918)	–	(1,109)
Balance, January 1	2	121	651	217	9,393	–	10,384
Balance, December 31, 2007	$–	$585	$2,809	$80	$8,513	$–	$11,987
Cash and short-term securities January 1
Gross cash and short-term securities	$2	$121	$774	$250	$9,807	$–	$10,954
Net payments in transit, included in other liabilities	–	–	(123)	(33)	(414)	–	(570)
Net cash and short-term securities, January 1	$2	$121	$651	$217	$9,393	$–	$10,384
End of year
Gross cash and short-term securities	$–	$585	$2,950	$112	$8,828	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(141)	(32)	(315)	–	(488)
Net cash and short-term securities, December 31, 2007	$–	$585	$2,809	$80	$8,513	$–	$11,987

58	2008 Annual Report

f)	Derivative instruments and hedging activities

The Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for trading using the fair value option available under Canadian GAAP. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under U.S. GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedged items. These differences create reconciling items between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in OCI and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $18, included in AOCI as at December 31, 2008 (2007 – gains of $17), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

g)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit.

Bonds and other fixed maturity investments that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value due to changes in prevailing interest rates when the Company does not have the intent and ability to hold to recovery, or issuer credit, or both.

(ii) Stocks	Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.	Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.
(iii) Private placements and other fixed maturity investments	Private placement and other fixed maturity investments include fixed income securities and private placement loans for which prices quoted in active markets are not available, as well as investments in leveraged leases. Private placement loans and leveraged leases are carried at cost less allowance for impairments, if any.

Private placements and other fixed maturity investments include investments in leveraged leases which are accounted for at amortized cost, less allowance for impairments, if any.

Investments in private placement loans are categorized as bonds and other fixed maturity investments under U.S. GAAP.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(v) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more). The Company uses the cost method for its investments in LPs and LLCs when it does not exercise significant influence.	In accordance with EITF D-46, “Accounting for Limited Partnership Investments”, the Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant.

2008 Annual Report	59

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities

Actuarial liabilities for all types of policies are calculated using CALM and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

There are four main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

60	2008 Annual Report

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities (continued)

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had actually been realized. These amounts are recorded in OCI.

2008 Annual Report	61

	Canadian GAAP	U.S. GAAP
(viii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.

VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on AFS bonds and stocks had actually been realized are recorded in OCI.

(ix) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is included in other liabilities and is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(x) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(xi) Derivatives

Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (f) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as AFS as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (f) above.
(xii) Consumer notes	The Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings.	Consumer notes are carried at amortized cost.

62	2008 Annual Report

	Canadian GAAP	U.S. GAAP
(xiii) Employers’ accounting for defined benefit pension and other post-retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	SFAS 158 requires the funded status of a defined benefit pension or other post-retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to OCI. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation.

h)	Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.
(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

SOP 03-1 requires General Account classification for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statements of Cash Flows.

2008 Annual Report	63

	Canadian GAAP	U.S. GAAP
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed.
(ix) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.

i)	Future U.S. GAAP Accounting and Reporting Changes

Non-controlling interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”). SFAS 160 establishes guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 will require that “minority interest” be included in shareholder equity and separately reported there, that a consolidated entity’s net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company’s statement of changes in equity, and that changes in a parent’s ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the Company’s own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS 160 will be effective for the Company on January 1, 2009, and applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively.

Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) which replaces SFAS No.141, Business Combinations. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS 141(R) include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions.

SFAS 141(R) will be effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be subject to SFAS 141(R). Early adoption is not permitted.

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company no longer expects to include a reconciliation to U.S. GAAP in its consolidated financial statements.

64	2008 Annual Report

j)	Recent U.S. GAAP Accounting and Reporting Changes

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

On January 1, 2008, the Company elected to adopt SFAS 159, for certain bonds previously classified as AFS which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of SFAS 159 resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. SFAS 157 was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption. The impact of changing valuation methods to comply with SFAS 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, on January 1, 2008.

Offsetting of amounts related to certain derivative contracts

In April 2007, the FASB issued FASB Staff Position FIN39-1, “Amendment of FASB Interpretation No. 39” to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. This guidance is effective for the Company’s fiscal year beginning January 1, 2008, but the Company early adopted it in the fiscal quarter ended December 31, 2007. The Company changed its reporting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty, in order to conform its U.S. GAAP presentation to its Canadian GAAP presentation. This reporting policy change was applied retrospectively, resulting in increase of derivative assets equally offset by increase of derivative liabilities at December 31, 2007 and December 31, 2006 of $741 and $592, respectively. Derivative assets are located in other assets, and derivative liabilities are located in other liabilities, in the Condensed Consolidating Balance Sheets above.

Accounting for leveraged leases

In July 2006, the FASB issued FASB Staff Position No. 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement was effective for the Company’s fiscal year beginning January 1, 2007 and transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $106.

Deferred acquisition costs

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense. This guidance was effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis. Retrospective adoption was not permitted. Adoption of SOP 05-1 resulted in a reduction of previously deferred acquisition costs of $59, offset against retained earnings as at January 1, 2007.

Note 23    ^    Subsequent Event

On March 4, 2009, MFC issued 18 million Class A Preferred Shares, Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%. On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Preferred Shares, Series 5 (“Series 5 Preferred Shares”). The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%.

Note 24    ^    Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

2008 Annual Report	65